THE MIDLAND COMPANY

2003 ANNUAL REPORT


04011580



FUNDAMENTAL *Strength*

FUNDAMENTAL *Value*

Company Profile

The Midland Company is a highly focused provider of specialty insurance products and services through its American Modern Insurance Group subsidiary, which contributes approximately 96 percent of the company's revenues. The company also maintains an investment in a niche river transportation business, M/G Transport Services, Inc. (M/G).

American Modern is a leader in manufactured housing insurance products and services, and has expanded with additional offerings to serve the motorcycle, watercraft, recreational vehicle, collectible automobile and snowmobile markets. American Modern distributes its products and services through diverse channels.

The people, the products and the vision of The Midland Company focus on leveraging the competitive advantage of specialty expertise.

The company has a solid track record of fundamental strength and fundamental value. It delivers this strength and value through its multiple company structure, its unique specialty products, its expert claims service, and its deep relationships across diverse distribution channels.

The company also has a consistent record of increasing shareholder value. Midland stock has outperformed all relevant indices over the past 5-, 10-, 15- and 20-year periods, and has steadily increased book value over the same periods. Annual shareholder dividends have increased for 18 consecutive years.

Headquartered in Cincinnati, Ohio, the company has 1,200 associates, is licensed in all 50 states and enjoys an A+ (Superior) rating from A.M. Best.

Total Return to Shareholders



Five Years
10 Years
15 Years
20 Years
20%
15%
10%
5%
0%
-5%
The Midland Company
S&P P&C
S&P 500
Russell 2000

The Midland Company's Mission Statement

To be an indispensable partner to customers within chosen markets by providing value-adding specialty products and services delivered by the best professionals in the industry.

TABLE OF CONTENTS

Please refer to "Forward Looking Statements" on page 16.

Financial Highlights


SEC MAIL PROCESSING
RECEIVED
MAR 17 2004
WASH, D.C.
187
SECTION

(Amounts in thousands, except per share data)	For the Years Ended December 31, **2003**	2002
THE MIDLAND COMPANY AND SUBSIDIARIES		
Operating Performance		
Revenues	**$ 718,187**	$ 643,708
Net Income Before Cumulative Effect of Change in Accounting Principle & Capital Gains (Losses)*	**$ 20,308**	$ 24,789
Cumulative Effect of Change in Accounting Principle	**—**	(1,463)
Net Capital Gains (Losses)	**2,968**	(4,485)
Net Income	**$ 23,276**	$ 18,841
Per Share Data		
Basic Earnings (Losses) Per Common Share:		
Net Income Before Cumulative Effect of Change in Accounting Principle & Capital Gains (Losses)*	**$ 1.17**	$ 1.43
Cumulative Effect of Change in Accounting Principle	**—**	(0.08)
Net Capital Gains (Losses)	**0.17**	(0.26)
Total	**$ 1.34**	$ 1.09
Average Shares Outstanding for EPS—Basic	**17,417**	17,323
Diluted Earnings (Losses) Per Common Share:		
Net Income Before Cumulative Effect of Change in Accounting Principle & Capital Gains (Losses)*	**$ 1.13**	$ 1.39
Cumulative Effect of Change in Accounting Principle	**—**	(0.08)
Net Capital Gains (Losses)	**0.17**	(0.25)
Total	**$ 1.30**	$ 1.06
Average Shares Outstanding for EPS—Diluted	**17,937**	17,789
Cash Dividends	**$ .190**	$ .175
Book Value	**$ 20.18**	$ 17.59
Financial Position		
Total Assets	**$1,179,505**	$1,090,674
Shareholders' Equity	**$ 356,058**	$ 308,908
Combined Ratio (American Modern's Property and Casualty Companies)	**103.1%**	101.9%

** Non-GAAP financial measure. Items excluded from this measure are significant components in understanding and assessing financial performance. The company believes that this non-GAAP financial measure provides a clearer picture of the core operations than the GAAP measure of net income, as it removes potential issues of timing regarding investment gains and losses and any fluctuations done solely to changes in accounting rules.*

Revenues Grow 11.6% in 2003
(dollars in millions)


$800
$700
$600
$500
$400
$300
99
00
01
02
03

Midland's revenues continued to climb in 2003. Over the past five years revenue has grown at a compound annual rate of 10.2 percent.

Net Income per Share


$2.00
$1.50
$1.00
$0.50
$0.00
99
00
01
02
03

Higher-than-normal catastrophe losses, losses from the motorcycle line and from the run-off of commercial liability programs impacted earnings by approximately $1.23 per share in 2003. Rate increases and other actions have positioned the company for improvement in 2004 and beyond.

Book Value, Market Value per Share


Book Value
Market Value
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
99
00
01
02
03

Over the past five years, book value has grown at a compound annual rate of 8.7 percent, while market value has grown at a compound annual rate of 14.4 percent.

Letter to Shareholders

Fundamental strength and fundamental value define The Midland Company. They define Midland as a quality insurer focused on specialized products; as an indispensable partner across multiple distribution channels; and as a steady and reliable protector of policyholders' interests. Most importantly, they form the cornerstone of a company that continues to deliver a consistent record of investment performance.

Over the past 10 years, Midland's book value per share expanded at an average annual rate of 10.6 percent, ending 2003 at $20.18, with market value rising an average 12.3 percent per year over that same time period. Additionally, our Board of Directors in January raised our annual indicated dividend for the 18th consecutive year.

Clearly, the year just passed was marked with achievements, including a 14.7 percent increase in our book value per share. But, it was not without challenges. When we look ahead, however, we see a year of great opportunity. We firmly believe that there has never been a better time to be a specialty insurer, and that our wholly owned American Modern Insurance Group subsidiary has never been in a better position to leverage our expertise. We have the products, the people and the vision in place to succeed, and to succeed over the long term.

Total Premiums Rise 12.9%
(dollars in millions)



$700
$600
$500
$400
$300
99 00 01 02 03

At a record $664.0 million, direct and assumed written premiums in 2003 underscored the efforts the company is making to diversify its product line but with renewed *focus on profitable growth.*

RESTORING OUR MANUFACTURED HOUSING 'CUSHION'

American Modern is a recognized leader in the manufactured housing market, with roots stretching back nearly 50 years. Manufactured housing has been, and will continue to be, our largest market, representing 47.0 percent of our written premium in 2003. So then, it's easy to see why it was so essential that we "restore the cushion" of profitability to this key line of business in 2003; and we did. By focusing on rate actions aimed at better matching of pricing to risk selection, our manufactured housing combined ratio improved to 94.8 percent compared to 100.7 percent the prior year. The fact we were able to increase manufactured housing premium by 5.3 percent in a down market is a testament to our expertise and market presence. It also is a real compliment to our distribution partners, who succeeded in the face of rate increases and commission programs that were geared toward profitability. The strength of our relationships with key producers continues to be pivotal to our success. By working closely in concert with them in 2003, we were able to restore the profitability of the manufactured housing business that had eluded us the previous year.

DWELLING FIRE: STRENGTHENING OUR CORE

Our dwelling fire product is also a core competency that continues to serve an increasingly important and growing niche in the site built home market. In 2003, we increased our dwelling fire written premium to $61.5 million, a 53.4 percent increase over 2002. And, barring inordinate catastrophe losses due, in part, to the California brush fires, it would have been profitable. We are clearly establishing ourselves as a national player in this growing market segment and are encouraged both by our progress and by the opportunity that still awaits us.

With manufactured housing and dwelling fire firmly at the core of our product offerings, we have a solid foundation for future profitable growth.

POINT-OF-SALE: RESHAPING THE MODEL OF THE FUTURE

Our manufactured housing strategy of pre-emptive distribution—gaining access to the customer at the point of purchase—has taken on new complexity in recent years in our Point of

Sale and National Lender channels with the overall deterioration of the manufactured housing market and the increasing role of mortgage financing in the manufactured housing industry. But that complexity did not prevent those critical channels from delivering excellent results. And, more importantly for the long term, it did not deter them from making deliberate and productive strides toward defining the business model needed to compete effectively in the mortgage financing market.



From left, John W. Hayden, President and Chief Executive Officer and Joseph P. Hayden III, Chairman and Chief Operating Officer

While a significant recovery in the manufactured housing industry is unlikely in 2004, there are encouraging and hopeful signs for the future. There are new entrants into the chattel-lending arena. Repossession inventories appear to have leveled and have begun to diminish. And, manufacturers have begun to introduce a wider variety of products to appeal to a more diverse target customer group. When the recovery does manifest itself—and it will–we are poised to respond.

FINANCIAL SERVICES: SERVING LENDER NEEDS PROFITABLY

The availability of capital to finance the purchase of homes is essential to our economy and to satisfying the dreams of most Americans. And, by way of our diverse financial services offerings, we play an important role in making that happen by providing lenders with insurance for their collateral. Strong growth and profitability characterized the enviable results of our financial services products in 2003, with a combined ratio of 92.0 percent. With 62.0 percent growth in our mortgage fire line and a 25.7 percent increase in collateral protection business in 2003, we are encouraged and enthusiastic about the future of financial services. In fact, we have created a new company— American Modern Financial Services, Inc.— to support the positioning and growth plans for our collateral protection, vendor's single interest, mortgage fire, credit life and debt cancellation products.

Ameritrac®, our loan-tracking division and a vital part of FSD, continued to deliver outstanding results, with premium volume of $77.5 million to complement fee income it generates from loan tracking and other services.

MAINTAINING OUR BALANCE

Despite our commitment to the manufactured housing and dwelling fire markets, we recognize the importance of achieving a greater balance in our product offerings.

Increasingly, we are working to balance our traditional property strengths with casualty products that address the specialty needs of our key agency partners. During 2003, premium from property and casualty lines other than manufactured housing – including motorcycle, watercraft, site-built dwelling, mortgage fire, recreational vehicle and collector automobile – collectively grew 21.0 percent to $343.7 million, up from $284.1 million in 2002. However, driven by underwriting adjustments and re-segmentation strategies, motorcycle premium development was deliberately curtailed, resulting in a 3.5 percent reduction from 2002. That trend should continue into 2004.

Our focus for the future will be to fully mobilize the depth and strength of our unique specialty team in mastering these casualty lines.

GETTING MOTORCYCLE RIGHT

One area in which we see improvement is motorcycle. The motorcycle market has changed dramatically since we entered it several years ago, and those changes have presented significant short-term underwriting challenges. At the core of those challenges was our inability to address the changes until we could migrate the business from GuideOne's paper and systems to our own, a transition that was virtually completed by year-end 2003. While the cost of these limitations on our ability to act was more severe than expected, we view motorcycle as an important long-term part of our specialty product offerings and believe we are well on our way to getting it right.

Rate and underwriting actions taken in 2003 and early 2004 will have a positive impact on 2004 results and produce significant additional benefits in 2005, as it takes two years to fully realize the impact of our actions. Rate increases averaging more than 21 percent already have been approved and are working their way across our book in 2004, with an expected 19 percent impact on earned premium during the year. We are confident that these rate actions will result in a double-digit improvement in our motorcycle loss ratio. We also have assembled a top-notch team, implemented more disciplined underwriting guidelines and designed coverage modifications to help us better target profitable niche segments of the marketplace.

We aim to get motorcycle right, and we will, with significant improvement expected in 2004 and profitable returns in 2005.

American Modern's Manufactured Housing 5-Year Combined Ratio



120%
100%
80%
60%
40%
99 00 01 02 03

Rate adequacy and a return to a more traditional level in the fire loss ratio were key drivers of American Modern's 2003 manufactured housing combined ratio of 94.8 percent.

GROW WHAT WE KNOW

In the meantime, we will grow what we know, leveraging our position of strength in the manufactured housing and financial services markets and expanding that fundamental strength to take advantage of opportunities within the dwelling market.

For the past several years, the manufactured housing market hasn't been an easy market in which to operate. In 2003, for example, the industry saw an additional 20 percent drop in new home shipments, as the struggling economy combined with liberal lending practices of the past to create a sustained inventory of nearly 100,000 repossessed homes for most of the year.

Although the opportunity in manufactured housing may be more challenging, we are no less committed. Our depth of relationships, distribution channels and expertise in this area serves us well and continues to provide a competitive advantage. We also see opportunity in customer retention, customer conversions, strategic partnerships and our chattel business model. And, the approximately $25 million we raised in early 2004 through the sale of 1.15 million shares of our common stock further augments the capital base we have in place to support our growth plans.

TECHNOLOGY TARGETS EFFICIENCY

As our products, people and relationships have positioned Midland for growth, so has our investment in technology.

New functionality in our modernLINK® initiative lets agents take immediate payment using electronic funds transfer or credit card—a tremendous advantage in efficiency and customer retention. As it did for manufactured housing and recreational vehicle products in 2002, modernLINK® delivered "rate, quote and submit" functionality for our Site-Built products in 2003 to assist us in targeting and expanding profitable segments of the dwelling market. We expect to deliver the same capabilities for our motorcycle line in spring 2004.

As we move beyond the Web enablement phase of modernLINK® and into the development of new systems behind the Web portal, we are buoyed and encouraged by results that show modernLINK® benefits in excess of our 2003 forecast. If preparation is the handmaiden of success, then our efforts to develop and deploy the technological efficiencies of modernLINK® will certainly reinforce our sustainable competitive advantage in the specialty insurance marketplace for many years to come.

FOCUSED ON THE FUTURE

Courage has been our planning theme for the past two years. Courage to lead. Courage to hold fast to our vision. We have that courage, and we have confidence in where it can take us. The short-term challenges of running our business do not divert our attention from building on the long-term success of your company.

Our 2003 results were not what we'd hoped. The run-off on the commercial liability lines that we exited in 2001, combined with abnormally high catastrophe losses and the motorcycle issues discussed previously, collectively account for 6.1 points of our overall combined ratio of 103.1 percent. Even so, we reported net income (before capital gains and losses and changes in accounting principles) of $1.30 per share, including $0.17 per share in realized capital gains. But, equally important as our 2003 results were the actions taken throughout the year to set the stage for an improved return on beginning equity in 2004 and 2005.

Our focus is on a bigger, even brighter future. On growing what we know best and on growing it profitably. On serving multiple distribution channels with specialty expertise. On handling claims promptly and efficiently. On effectively managing risk by product, by price and by region. On being the indispensable partner that delivers a sustainable competitive advantage to our distribution channels.

The outlook for 2004 and beyond is encouraging. We've restored our manufactured home profitability margin. Dwelling fire is on track to contribute positively. Our HO3 business ran off "hot" in 2003, but it's behind us. While motorcycle results overshadowed our manufactured housing progress in 2003, a two-year remedial plan is in place. Watercraft will continue to grow profitably. We're making progress with recreational vehicle, but will continue to control growth until we fully understand the product. Collector car achieved excellent results, and we're looking to grow it. And, most importantly, we have established a clear direction—a "true north"—for ourselves by pricing our products below a 95 percent combined ratio.

Business is all about change, adaptability and flexibility. It's about leadership that embraces new opportunities, with one foot resting reassuringly on the lessons of the past and the other confidently in pursuit of visions of the future. Long-term success is only achievable for those who effectively merge vision with reality and remain true to the fundamentals that have defined their success.

We are proud to say that, in 2003, we successfully reinforced the fundamental strengths that define us and brought them to bear upon our confident vision of the future.



Joseph P. Hayden III
Chairman and
Chief Operating Officer



John W. Hayden
President and
Chief Executive Officer

February 12, 2004

Combined Ratio vs. Industry, 5- and 10- Year Average


American Modern
Industry
120%
100%
80%
60%
40%
5
10
Year Average

American Modern has a track record of outperforming the industry in profitability. Five- and ten-year combined ratio averages demonstrate the company's attention to detail and underwriting discipline.

Our Products

Give customers what they want. That's fundamental to the success of any company. At Midland, we focus on specialized insurance products and services that require specialized knowledge and expertise.

We focus on products that customers tell us they want, products that standard insurers don't offer or perhaps don't fully understand. It is **our business** to understand specialty lines and to serve specialty customers, whether that means policyholders or the agents, brokers and dealers with whom we partner. Through our wholly owned subsidiary American Modern Insurance Group, we provide insurance for manufactured homes, site-built dwellings, motorcycles, watercraft, recreational vehicles and collector cars. We also offer credit life, collateral and mortgage fire protection.

In our target markets, losses are frequent but generally not severe. We set ourselves apart by our ability to evaluate these specialized risks, appropriately price our products and serve our customers with outstanding expertise.

Manufactured housing is the core of our business. We have nearly 50 years of experience in this sector and are undisputed experts. Our 5.3 percent top-line growth in this area during 2003 – despite the drop in new home shipments, the increase in repossessions and the tightening of lending standards – is a testament to the fundamental strength and value we deliver.

Quite simply, the challenges of the manufactured housing industry present opportunities for American Modern. Our depth in understanding the market means we can respond quickly to challenges and opportunities. And we have. During 2003, we successfully demonstrated our agility in responding to market conditions by developing a new Builder's Risk policy aimed at the needs of customers and the mortgage lending industry. This new policy provides protection for homeowners from loan closing to course of construction, and then transitions into a homeowner's policy once the owner takes occupancy.

Manufactured housing will be a centerpiece in our 2004 product strategy as we look to grow what we know best. We are committed to the market and confident in our ability to serve and expand it.

Equally important is our growing expertise in other specialty lines. We have made solid progress in diversifying our product portfolio to provide a strong base for attracting new customers, new partners and new profits.

Lines such as motorcycle, watercraft, recreational vehicle and collector car now make up an increasingly higher percentage of American Modern's property and casualty premium. This diversification adds balance to our product line and value to our company.

We have experienced some growing pains along the way. For example, we addressed profitability challenges in the motorcycle line during 2003 with product modifications and rate adequacy. These actions should improve profitability during 2004 as we continue to expand our expertise in this niche.

And, we have refocused on expanding the reach of our Dwelling Fire product, which meets the needs of an increasingly large portion of the housing market that may not be eligible for the offerings of standard lines carriers.

Strategic alliances with standard multi-line insurers and excess and surplus brokers create further opportunities to leverage our unique skills. In becoming the go-to specialist for general insurers looking to round out their offerings, American Modern is building a stronger reputation and a stronger company.

Financial services also add value. Credit life and disability products, debt cancellation and suspension products, collateral protection and mortgage fire products and loan-tracking services generate opportunities, too. We approach these opportunities with the specialty mindset that defines us: understand the niche; understand the customer; understand the business and master it.

All of American Modern's specialty insurance products and financial services require knowledge and expertise that fall outside the standard insurance market. The fundamental strength and fundamental value we provide comes from knowing our markets and developing the products to serve them.

Product Mix



Manufactured Housing	47.0%
Site Built Dwelling	12.1%
Motor Sport	8.5%
Mortgage Fire	4.8%
Watercraft	4.8%
Collateral Protection	4.5%
Recreational Vehicle	4.4%
Bell & Clements	3.3%
Credit Life & Related	2.5%
Long-Haul Truck	1.9%
All Other	6.2%

With its deep roots and rich relationships in manufactured housing, that line still comprises about half the company's total premiums. The company has purposefully added balance in recent years to further leverage its experience across other specialty lines.


SPEAK
SPEAK

OUR CUSTOMERS **SPEAK** TO US ABOUT WHAT THEY WANT.

Midland delivers superior specialty insurance products that customers demand.







FUNDAMENTAL VALUE

Our People

Policies in Force
(in thousands)



1,400
1,200
1,000
800
600
99 00 01 02 03

American Modern's policies in force rose approximately 5.3 percent in 2003, driven by improvements in customer retention and growth in casualty lines of business.

Distribution Mix



Agency	39.2%
Point of Sale	24.5%
Lender	15.1%
Financial Services	12.1%
Strategic Alliances	3.3%
All Other	5.8%

American Modern has developed strong relationships in multiple distribution channels to provide customers with convenient access to its specialty products. These channels include insurance agents, financial institutions, dealers, manufacturers and other insurance companies through strategic alliances. The Agency Channel contributes an increasingly larger percentage of direct and assumed written premiums.

Nothing is more fundamental to the success of a business than good people. "People" include the customers who trust us to understand their needs and the employees and partners who make it possible for us to act on that understanding.

Attracting good customers and keeping them for the long haul is critical. Product, price, service and convenience all play crucial roles in customer retention and conversion. Through American Modern, we've leveraged all four to achieve high customer retention rates for a specialty lines insurer.

Our strong customer relationships are the result of our ability to provide a distinctive mix of exceptional service, competitive pricing and specialized products that customers cannot readily find elsewhere.

The dedication and expertise of our associates are unique. Our knowledge, like our products, is specialized according to the unique niches in which we operate. That knowledge helps us underwrite by product and by channel. It helps us set pricing that is fair to the company and fair to the policyholder. It helps us understand the risks we assume, and it helps us deal with claims when they occur.

We have the depth needed to get the job done. Our 240 full-time claims adjusters, processors and service representatives have an average of approximately six years of experience. These claims representatives often are the face of our company, the people that policyholders remember. That's why speed and compassion are hallmarks of our claims team. For example, we settled more than 90.0 percent of our 4,555 claims from Hurricane Isabel in less than a month.

We support our people with technology that improves efficiency and convenience. modernLINK® enables Web-based quotes and real-time interfaces with third-party service providers for credit, insurance-to-value, address verification and other information. It also allows customers to pay premiums through electronic funds transfer or credit cards. We will continue to enhance these systems in the coming years, beginning with the addition of our motorcycle line on modernLINK® in spring 2004.

Multiple channels of distribution help our business grow. Diversification is a key strategy not only in the products we offer, but also in how we let customers know these products are available. Our customers hear about American Modern from many sources – at the point of their purchase of a home or recreational vehicle, through general and independent agents, from their lenders and through financial service transactions.

American Modern focuses on cultivating strong relationships with each of these audiences so they know that American Modern is a trusted and respected specialty insurer that will provide their customers the best in products and service.

This diversification strategy has proven its worth time and time again, particularly in the manufactured housing industry, where new home purchases have been down and Point-of-Sale distribution challenged. American Modern was able to grow its manufactured housing premium in 2003 despite these obstacles because of our strength in the General Agent channel.

Strategic alliances with standard insurers provide yet another channel of distribution, another point of contact and another point of sale.

Again, it comes down to knowing the specific needs of specific niches – markets, channels and partners. It comes down to listening. It comes down to delivering. We have a team of experienced professionals focusing on the expansion of our strategic alliance channel...a strategy that occupies a central position in the fabric of our future vision.

At Midland, we have the fundamental advantage of a diverse, talented and richly experienced team of professionals that can and will deliver the fundamental value our customers, partners and shareholders deserve.

LISTEN

OUR
TALENTED
PEOPLE
LISTEN
TO THE
MARKETPLACE.

Outstanding employees and strong partners make the difference.









Our Vision

Our vision is clear because our foundation is solid. Our products and our people provide fundamental strength and fundamental value. To policyholders. To business partners. To shareholders. Our track record bears that out:

- In 2003, for the fifth consecutive year, American Modern was named as one of the Ward Financial Group's Top 50 property and casualty insurance companies. This honor salutes companies for achieving outstanding financial results in the areas of safety, consistency and performance over a five-year period. Fewer than 2 percent of the nation's insurers make this list.
- Independent ratings also attest to our strength, with A.M. Best affirming American Modern's A+ (Superior) rating.
- Midland's stock continues to outperform all relevant indexes over the past 5-, 10-, 15- and 20-year periods.
- Our Board of Directors recently increased the company's indicated annual dividend for the 18th consecutive year.

This record of performance, along with strategies based on unchanging core operating principles, positions Midland for a future of promise.

At the center of that promise is our core business. Manufactured housing remains a viable option to the American dream of homeownership, with manufactured home shipments representing 23.1 percent of all new single family housing starts over the last 10 years. Despite the industry's challenges in recent years, the market will recover, and American Modern will be there when it does.

There already are signs that new opportunities are on the horizon. Berkshire Hathaway acquired Clayton Homes, a national builder, seller and financier of manufactured housing. Clayton has agreed to acquire Oakwood Homes, adding more stability to the market. And U.S. Bancorp, the eighth largest financial services company in the United States and long-time Midland partner, has become active in the manufactured housing lending market.

Amid these positive signs, American Modern is refocusing on customer retention, making it easy to do business with us and making the value we deliver clear. We know manufactured housing insurance better than anyone else, and this depth creates long-term value for policyholders and shareholders.

Profitability is key. As we continue to expand and refine our specialty mindset, our focus will be on profitable growth, with extra emphasis on profit. Rate corrections continue to work through our book, with annual manufactured housing product rate increases averaging just under 7 percent over the last two years. We expect continued corrective action in 2004, particularly in our motorcycle lines, where price increases of 20 to 25 percent have been approved.

We also are seeing sustained improvement in our fire loss ratios, both for manufactured housing and site-built dwelling products. And overall, the profit on premium flow increased in 2003 even amid the year's higher catastrophe claims.

Our mission is to be an indispensable partner to customers within chosen markets by providing value-adding specialty products and services delivered by the best professionals in the industry. In more ways than ever, Midland is that partner.

Policyholders turn to us for protection that fits their needs. Strategic business partners turn to us for specialty expertise that adds value to what they deliver. Banks turn to us for help in protecting their investment through loan tracking, collateral protection, debt cancellation programs and credit life protection.

We are proud to say that, in 2003, we successfully reinforced the fundamental strengths that define American Modern. These fundamental strengths are the foundation for our vision and our future. We will continue to bring these strengths to bear in 2004 and beyond to deliver fundamental value to our policyholders, partners and shareholders.


SEE

OUR
VISION
IS
CLEAR

Midland will create a sustainable competitive advantage by providing our policyholders, associates and business partners with products, services, and relationships they value more than those offered by our competitors.



American Modern Insurance Group
High Quality Diversified Investment Portfolio



Market Values
(dollars in millions)
$1,000
$800
$600
$400
$200
$0
99
00
01
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03
Governments
Municipals
Corporate
Cash Equivalents
Equities
Other

Portfolio Profile

80% fixed income ($685 million)

- **"AA" average quality**
- **4.1 years average duration**

20% equities ($171 million)

The market value of the investment portfolio rose 16.0 percent in 2003, while investment income continued to reflect an ongoing lower interest rate environment.

ANNUALIZED TOTAL RETURN

(Total Return is the rate of return on a portfolio that takes into consideration both interest income and dividends plus the change in the market value.)

	Periods Ending December 31, 2003		
	1 Year	**3 Years**	**5 Years**
EQUITIES:			
American Modern-Composite	**34.5%**	**2.2%**	**0.6%**
American Modern-Excluding Investment In US Bancorp	**25.9%**	**-6.0%**	**-0.3%**
American Modern-US Bancorp only	**43.2%**	**11.7%**	**1.9%**
S&P 500	28.7%	-4.1%	-0.6%
FIXED INCOME TOTAL RETURN	**6.6%**	**7.3%**	**6.3%**
FIXED INCOME PRE-TAX EQUIVALENT YIELD AS OF DECEMBER 31, 2003	**5.5%**		

A Unique Investment in a Niche River Transportation Business.

M/G Transport Services, Inc.


M
G

M/G Transport, the barge affreightment subsidiary of Midland, continues to fill a profitable niche in the barge transportation marketplace and today accounts for approximately four percent of Midland's total revenues.

M/G ended 2003 with revenues of $28.2 million, a 21 percent increase over the $23.3 million at year-end 2002. The revenue improvement was primarily due to an increase in loadings, which rose from 2,461 last year to 3,127 in 2003.

While 2003 was a year of improving financial results, it was also a year of investment in the future. During the year, M/G purchased 57 open hopper barges at a total cost of $9.4 million, underscoring M/G's optimistic view of future prospects. At the end of 2003, M/G was operating a total of 238 barges, including 217 that are owned or on a long-term operating lease. M/G also plans to acquire 25 more used barges in early 2004 to meet customer needs. The average age of its fleet at year-end was 10 years, as compared to an industry average of approximately 15 years.

In late 2003, M/G executed two new contracts that will add approximately 3.0 million tons annually to its book of business. M/G continues to primarily operate its equipment on the Lower Mississippi River below Baton Rouge and the Gulf Inter-Coastal Waterway. However, in late 2003, M/G opened an office in St. Louis, Missouri to market its expertise in the management of other entities' barges for a fee.

M/G operates barges that move only dry cargoes. Commodities moved by M/G are primarily petroleum coke, barite, sugar, and coal. M/G's operating philosophy is to provide an unequaled service to large industrial accounts on the Lower Mississippi River below Baton Rouge. By concentrating its equipment in this smaller geographic area, M/G can react more quickly to customers' needs

Six Year Financial Summary Data

THE MIDLAND COMPANY AND SUBSIDIARIES

(Amounts in thousands, except per share data)	**2003**	2002	2001	2000	1999	1998
	For the Years Ended December 31,					
Income Statement Data						
Revenues:						
Insurance:						
Premiums earned	**$ 638,038**	$ 577,668	$ 508,233	$ 456,120	$ 400,991	$ 375,478
Net investment income	**32,972**	35,455	33,802	30,774	25,292	23,908
Net realized investment gains (losses)[a]	**4,566**	(6,900)	2,023	4,646	3,486	6,354
Other insurance income[d]	**14,090**	13,692	12,883	13,263	10,205	5,678
Transportation	**28,240**	23,285	34,826	33,119	31,327	33,059
Other	**281**	508	484	979	1,237	1,055
Total	**718,187**	643,708	592,251	538,901	472,538	445,532
Costs and Expenses:						
Insurance:						
Losses and loss adjustment expenses	**392,232**	341,015	292,188	240,680	204,365	210,015
Commissions and other policy acquisition costs	**177,622**	169,477	145,777	137,053	114,212	103,169
Operating and administrative expenses[d]	**87,714**	80,985	80,316	77,539	76,926	61,543
Transportation operating expenses	**26,645**	22,641	32,898	28,828	29,255	28,287
Interest expense	**3,742**	3,849	4,368	4,132	4,067	4,991
Total	**687,955**	617,967	555,547	488,232	428,825	408,005
Income Before Federal Income Tax and Cumulative Effect of Change in Accounting Principle	**30,232**	25,741	36,704	50,669	43,713	37,527
Provision for Federal Income Tax	**6,956**	5,437	9,482	15,206	12,534	10,595
Income Before Cumulative Effect of Change in Accounting Principle	**23,276**	20,304	27,222	35,463	31,179	26,932
Cumulative Effect of Change in Accounting Principle—Net[c]	**—**	(1,463)	—	—	—	—
Net Income	**$ 23,276**	$ 18,841	$ 27,222	$ 35,463	$ 31,179	$ 26,932
Basic Earnings (Losses) Per Share of Common Stock[b]:						
Income Before Cumulative Effect of Change in Accounting Principle	**$ 1.34**	$ 1.17	$ 1.58	$ 1.96	$ 1.71	$ 1.49
Cumulative Effect of Change in Accounting Principle[c]	**—**	(0.08)	—	—	—	—
Total	**$ 1.34**	$ 1.09	$ 1.58	$ 1.96	$ 1.71	$ 1.49
Diluted Earnings (Losses) Per Share of Common Stock[b]:						
Income Before Cumulative Effect of Change in Accounting Principle	**$ 1.30**	$ 1.14	$ 1.51	$ 1.89	$ 1.65	$ 1.43
Cumulative Effect of Change in Accounting Principle[c]	**—**	(0.08)	—	—	—	—
Total	**$ 1.30**	$ 1.06	$ 1.51	$ 1.89	$ 1.65	$ 1.43
Cash Dividends Per Share of Common Stock[b]	**$ .190**	$ .175	$ .160	$ .150	$ .135	$ .125

(Amounts in thousands, except per share data)	**2003**	2002	2001	2000	1999	1998
	For the Years Ended December 31,					
Balance Sheet Data						
Total Cash and Marketable Securities	**$ 848,708**	$ 745,733	$ 715,295	$ 701,048	$ 620,957	$ 593,857
Total Assets	**1,179,505**	1,090,674	1,053,942	993,850	888,057	837,220
Total Debt	**95,842**	90,401	84,141	85,045	69,838	76,085
Unearned Insurance Premiums	**383,869**	406,311	403,855	357,185	312,838	255,115
Loss Reserves	**204,833**	164,717	148,674	135,887	133,713	125,496
Shareholders' Equity	**356,058**	308,908	291,876	283,177	258,002	248,832
Book Value Per Share[(b)]	**$ 20.18**	$ 17.59	$ 16.53	$ 15.73	$ 13.56	$ 13.30
Common Shares Outstanding[(b)]	**17,643**	17,566	17,660	18,001	19,032	18,704
Other Data						
AMIG's Property and Casualty Operations						
Direct and Assumed Written Premiums	**$ 663,972**	$ 588,243	$ 555,548	$ 500,984	$ 472,041	$ 446,248
Net Written Premium	**616,709**	561,515	523,105	471,336	439,863	391,770
Loss and Loss Adjustment Expense Ratio (GAAP)[(d)]	**62.0%**	59.3%	57.8%	52.9%	51.2%	56.1%
Underwriting Expense Ratio (GAAP)[(d)]	**41.1%**	42.6%	43.1%	44.3%	44.0%	41.7%
Combined Ratio (GAAP)[(d)]	**103.1%**	101.9%	100.9%	97.2%	95.2%	97.8%
M/G Transport's Transportation Operations						
Net Revenues	**$ 28,240**	$ 23,285	$ 34,826	$ 33,119	$ 31,327	$ 33,059
Net Income	**815**	296	1,079	1,809	1,169	2,994
Total Assets	**30,990**	22,469	24,952	27,412	30,564	39,167
Shareholders' Equity	**11,446**	10,805	10,509	9,728	10,919	18,749

Footnotes:

(a) Net Realized Investment Gains (Losses) in 2003, 2002 and 2001 include the effect of SFAS 133 adjustments of $0.8 million, $(0.2) million and $1.1 million, respectively.

(b) Previously reported share information has been adjusted to reflect a three-for-one common stock split effective May 21, 1998 and a 2-for-1 stock split effective July 17, 2002.

(c) On January 1, 2002, the Company adopted SFAS 142 and recorded an impairment charge related to goodwill of $1.5 million, net of tax of $0.8 million.

(d) Certain prior year amounts have been reclassified to conform with current year presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

Certain statements made in this report are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include, but are not limited to certain discussions relating to future revenue, underwriting income, premium volume, investment income and other investment results, business strategies, profitability, liquidity, capital adequacy, anticipated capital expenditures and business relationships, as well as any other statements concerning the year 2004 and beyond. In some cases you can identify forward-looking statements by such terms as "may," "will," "could," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions or the negative versions of such expressions. The forward-looking statements involve risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Factors that might cause results to differ from those anticipated include, without limitation, adverse weather conditions, changes in underwriting results affected by adverse economic conditions, fluctuations in the investment markets, changes in the retail marketplace, changes in the laws or regulations affecting the operations of the company or its subsidiaries, changes in the business tactics or strategies of the company, its subsidiaries or its current or anticipated business partners, acquisitions or divestitures, changes in market forces, litigation and the other risk factors that have been identified in the company's filings with the SEC, any one of which might materially affect the operations of the company or its subsidiaries. Any forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Introduction

The discussions of "Results of Operations" and "Liquidity, Capital Resources and Changes in Financial Condition" address our three reportable segments, which are manufactured housing insurance, all other insurance products and services and transportation. A summary description of the operations of each of these segments is included below.

Our specialty insurance operations are conducted through our wholly-owned subsidiary, American Modern Insurance Group, Inc. (American Modern) which controls six property and casualty insurance companies, two credit life insurance companies, three licensed insurance agencies and three service companies. American Modern is licensed, through its subsidiaries, to write insurance premiums in all 50 states and the District of Columbia. Approximately 47% of American Modern's property and casualty and credit life gross written premium relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with many coverages similar to homeowner's insurance policies. All other insurance products and services include other specialty insurance products such as site-built dwelling, motorcycle, watercraft, recreational vehicle, extended service contract, mortgage fire, collateral protection, credit life, long-haul truck physical damage, commercial property, excess and surplus lines and also includes the results of our fee producing subsidiaries.

M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport) operates a fleet of dry cargo barges for the movement of dry bulk commodities such as petroleum coke, ores, barite, sugar and other cargoes primarily on the lower Mississippi River and its tributaries.

Overview of Recent Trends and Other Developments

Motorcycle

In the second half of 2000, American Modern acquired the motorsport book (motorcycle and, to a lesser extent, snowmobile and watercraft) from GuideOne Insurance Company. As a result of this acquisition, motorcycle gross written premium contributed significantly to American Modern's overall growth in 2001 and 2002. In 2003, motorcycle accounted for approximately 9% of the property and casualty gross written premiums. The underwriting results of the motorcycle product have been less than expected, due partly to product positioning, inadequate rate levels and higher than expected losses. Losses from the motorcycle product were heavy in 2003 and adversely impacted 2003 earnings by $0.58 per share (diluted).

American Modern has established a priority to improve the performance of the motorcycle product even if volume declines. Motorcycle gross written premium actually decreased 3.5% in 2003 to $58.2 million from $60.4 million in the prior year. In 2003, rate increases averaging 21% were approved and additional double digit rate increases will be sought in 2004. We expect these rate increases to have a 19% impact on motorcycle's net earned premium in 2004. We have added expertise to our staff and have refined our product offering to better match the needs of the target market. All of these initiatives are expected to improve the combined ratio for the motorcycle product from 132% in 2003 to between 115% and 120% in 2004. Although we believe that these actions will significantly benefit the motorcycle operating performance in 2004 and in future years, the product is projected to remain unprofitable in 2004. We believe motorcycle will be profitable beyond 2004 and enhances our total product package offered to agents.

Commercial Liability Run-off

In September 2001, American Modern exited the manufactured housing park and dealer commercial liability business. We have no outstanding unearned premium related to this business at December 31, 2003. During 2003, we experienced higher than expected losses related to this line. The run-off commercial liability line reduced the 2003 earnings per share by $0.44 (diluted). Due to the adverse development, we strengthened our loss reserves and have in excess of $30.0 million in total loss reserves at December 31, 2003 to address run-off claims. Management believes that the loss reserves are sufficient relative to this line, however, future loss development may dictate additional reserve actions.

Site-Built Dwelling

During the third quarter of 2002, American Modern de-emphasized its standard homeowner programs in favor of its dwelling fire programs which have more restrictive coverages. American Modern undertook a careful review of all of its site-built dwelling programs with the intent of targeting those properties that fell outside the parameters of the standard homeowner's insurance market. As a result of these actions, American Modern has achieved positive growth from its ongoing site-built programs, which are primarily fire dwelling programs. American Modern has also experienced the intended decrease in de-emphasized programs, which are primarily homeowners programs. More specifically, gross written premium from American Modern's ongoing site-built programs increased 68.2% to $79.0 million in 2003 from $47.0 million in 2002. Conversely, gross written premium from de-emphasized site-built programs decreased 89.7% to $3.5 million in 2003 from $33.9 million in the prior year.

Manufactured Housing Premium

Manufactured homes have historically represented approximately one out of every five to six new single family housing starts in the United States. The industry became over built during the period between 1997 and 1999 as credit became readily available. New manufactured home sales were slower than historical averages during 2002 and shipments in 2003 were below 2002 levels. As a result, during 2001 and 2002, American Modern experienced a decrease in its manufactured housing insurance premium volume due to a decline in the premium generated through its point of sale and lender channels of distribution coupled with American Modern's decision to terminate unprofitable business. Beginning in 2002 and 2003, American Modern benefited from rate increases. As a result of these rate increases, the manufacturing housing gross written premium increased 5.3% to $320.2 million in 2003 from $304.1 million in 2002. Additionally, these rate increases contributed to the improvement in profitability of this line, demonstrated by the manufactured housing combined ratio of 94.8% for 2003 and 100.7% in 2002.

Other Products

Other products include watercraft, snowmobile, recreational vehicle, physical damage on long-haul trucks, extended service contracts, collateral protection, mortgage fire and excess and surplus lines. The growth in American Modern's other property and casualty specialty insurance products has also contributed to American Modern's overall growth in recent years as well as in 2003. During 2003, gross written premium from American Modern's other property and casualty insurance products (excluding manufactured housing, site-built dwelling and motorcycle) increased collectively 42.1% to $203.0 million from $142.9 million in the prior year. The watercraft, mortgage fire, collateral protection and the excess and surplus lines products are primarily driving this growth.

Fire Loss Ratio

American Modern experienced higher than normal levels of losses caused by fire in its manufactured housing and site-built lines during the second half of 2000 and continuing through most of 2001 and 2002. In response to this trend, American Modern began aggressively pursuing rate increases in its manufactured housing products and site-built programs in 2002 and 2003 and most of these rate increases have now been implemented. Beginning in the second quarter of 2003 and continuing throughout the remainder of 2003, the manufactured housing and site-built fire loss ratios have decreased to what we consider to be normal levels. For example, the manufactured housing fire loss ratio in 2003 was 19.2% compared to 22.9% in 2002 and 24.7% in 2001.

Changing Mix of American Modern's Distribution Channels

Over the last several years, American Modern has experienced a significant increase in the percentage of its gross written premium generated through its agency channel driven by its growth in motorcycle and site-built dwelling premium and also due to American Modern's successful conversion of agency books of business to American Modern from other insurance companies. Also during this time frame, American Modern's premium volume generated by its lender and point of sale channels decreased as a result of the slowdown in new manufactured housing sales and the decision to terminate certain unprofitable books of business.

Shift Away from Chattel Financing

Manufactured housing sales have traditionally been financed as personal property through a financing transaction referred to as chattel financing. Over the last several years, several large chattel lenders have ceased, or substantially reduced, lending for manufactured housing. As a result, manufactured housing sales have slowed and there has been a shift to more traditional mortgage loan financing on manufactured homes. American Modern has or had relationships with several of the chattel lenders who reduced their lending or exited this market. This, coupled with American Modern's decision to terminate certain unprofitable business in the lender channel, has resulted in a decrease in the amount of premium volume American Modern has generated through its lender channel.

Overview of Property and Casualty Underwriting Results

For the year 2003, American Modern's property and casualty combined ratio (losses and expenses as a percent of earned premium) was 103.1%, up from 101.9% in the prior year. The increase in the combined ratio is primarily due to significant increases in losses related to the motorcycle and discontinued commercial lines products, higher-than-normal catastrophe losses and the addition of $10.7 million to our net incurred but not yet reported (IBNR) loss reserves. These losses are discussed in more detail later on in this narrative.

Reclassification of Policy Service Fees

American Modern charges a service fee to those policyholders who elect to pay their insurance premium in installments. Historically, American Modern treated these fees as a recovery of processing costs and recorded the fees as an offset to the related operating expense. American Modern has reclassified these fees as revenues for reporting purposes. This reclassification has no impact on net income, however, the change added 1.3 and 1.1 percentage points to the year-to-date and quarterly combined ratios of the property and casualty operations for 2002 and 2001, respectively. On a pre-tax basis, these fees amounted to $7.9 million, $7.0 million and $5.7 million in 2003, 2002 and 2001, respectively. All prior period data have been reclassified to conform to the current method of presenting these policy service fees.

Results of Operations Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Insurance

Overview of Premium Volume

The following chart shows American Modern's gross written premium, net written premium and net earned premium by business segment for the years ended December 31, 2003 and 2002 ($000):

	December 31, 2003		
Business Segment	**Gross Written Premium**	**Net Written Premium**	**Net Earned Premium**
Manufactured Housing	**$320.2**	**$301.7**	**$325.0**
All Other Insurance and Services:			
Other Property & Casualty Specialty Products	**343.7**	**315.0**	**299.0**
Life Operations	**16.1**	**11.9**	**14.1**
Total	**$680.0**	**$628.6**	**$638.1**

	December 31, 2002		
Business Segment	Gross Written Premium	Net Written Premium	Net Earned Premium
Manufactured Housing	$304.1	$290.2	$325.3
All Other Insurance and Services:			
Other Property & Casualty Specialty Products	284.1	271.3	240.3
Life Operations	46.8	11.8	12.0
Total	$635.0	$573.3	$577.6

Manufactured Housing

Although the manufactured housing industry continues to be depressed, American Modern's gross written premium related to this product increased 5.3% to $320.2 million in 2003 from $304.1 million in 2002. This increase was primarily the result of rate increases approved in 2002 and 2003, which were partially offset by a decline in in-force policies.

The manufactured housing combined ratio, including catastrophe losses, decreased from 100.7% in 2002 to 94.8% in 2003. This improvement was due to rate increases and a decline in fire loss ratio related to this product.

Losses and loss adjustment expenses are discussed further for the total insurance segment. Several other items, such as investment income, are allocated to product lines, but are more meaningfully discussed in total and have been included in the sections that follow.

All Other Insurance

Gross written premiums in American Modern's other property and casualty specialty products (non-manufactured housing products) collectively increased 21.0% to $343.7 million in 2003 compared to $284.1 million in the prior year. Driving this growth in gross premium written in 2003 were the site built dwelling fire, watercraft, mortgage fire, collateral protection and the excess and surplus lines insurance products.

Credit life gross written premium decreased due to industry regulatory actions which mandate a monthly pay product on real estate secured loans rather than a single premium. This change affects gross written premium, which decreased 65.6% in 2003, but has little impact on net earned premium. Net earned premium actually increased slightly over the prior year due to additional volume. A large percentage of our credit life business is ultimately ceded back to an insurance affiliate of the producing agent.

Combined Insurance (Manufactured Housing and All Other Insurance)

Insurance Investment Income and Realized Capital Gains

Although net investment income is allocated to segments and product lines, the investment portfolio is generally managed as a whole and therefore is more meaningfully discussed in total. Both the cost and market value of American Modern's investment portfolio increased in 2003, whereas net investment income (before taxes and excluding net realized investment gains and losses) decreased 7.0% to $33.0 million in 2003 from $35.5 million in 2002. This decrease is due to the current depressed interest rate environment which is adversely affecting reinvestment rates relative to American Modern's fixed income portfolio. The annualized pre-tax equivalent investment yield on American Modern's fixed income investments was 5.5% in 2003 compared to 6.0% in 2002.

Our realized investment gains and losses are comprised of three items: embedded derivatives, other-than-temporary impairments and capital gains and losses from the sale of securities.

After-tax income from embedded derivatives, which are included on a pre-tax basis in net realized capital gains (losses), amounted to $0.5 million, $0.03 per share (diluted) in 2003. This compares to an after-tax loss in 2002 of $(0.2) million, $(0.01) per share diluted.

Also included in net realized capital gains (losses) in 2003 were after-tax losses of $(1.2) million, $(0.07) per share (diluted), resulting from the write-down (other-than-temporary impairment) of several lower rated securities in American Modern's investment portfolio. This compares to after-tax impairment losses of $(3.0) million, $(0.17) per share (diluted) in 2002.

Excluding the impact of derivative and impairment losses, American Modern's after-tax net realized capital gains (losses) increased to $3.7 million, $0.20 per share (diluted) in 2003 from a loss in 2002 of $(1.3) million, $(0.07) per share (diluted).

Insurance Losses and Loss Adjustment Expenses (LAE)

American Modern's losses and loss adjustment expenses increased 15.0% in 2003 to $392.2 million from $341.0 million in 2002. This increase was the result of premium growth plus increases in catastrophe losses, motorcycle losses, losses from the commercial lines product that we exited in 2001 and the strengthening in 2003 to the property and casualty incurred but not reported loss reserves (IBNR). During 2003, American Modern's property and casualty operations incurred losses of $12.0 million related to prior years. The adverse development was primarily attributable to the exited commercial lines, which experienced a lower number of new claims but with increased severity.

Catastrophe losses were $37.5 million on a pre-tax basis in 2003 compared to $32.6 million in 2002.

Insurance Commissions, Other Policy Acquisition Costs and Operating and Administrative Expenses

American Modern's commissions and other policy acquisition costs and operating and administrative expenses increased 5.9% in 2003 to $265.3 million from $250.5 million in 2002. This increase is attributable to the growth in net earned premium and increases in depreciation expense and compensation expense related to performance based stock awards. These increases were offset by decreases in commission expense and legal expenses. With respect to commission expense, in 2003 American Modern made significant progress in the implementation of the "Pay for Performance" program. This new structure represents a significant deviation from the more traditional industry commission structures that are generally weighted more heavily with front-end commissions. Under the Pay for Performance program, we have significantly reduced front-end commission and shifted the bulk of the agent's compensation to a back-end loaded profit share.

Transportation

M/G Transport, Midland's transportation subsidiary, reported a revenue increase of 21.0% for 2003 to $28.2 million compared to $23.3 million in 2002. Pre-tax income also increased significantly to $1.3 million in 2003 as compared to $0.4 million in 2002.

The increase in revenues was primarily due to the increase in affreightment revenues from one revenue source that was regained in 2003. We expect to retain this business and anticipate near double digit revenue growth in 2004. Pre-tax income improved due to the increase in revenues.

Results of Operations
Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Manufactured Housing

Manufactured housing gross written premiums decreased 9.6% to $304.1 million in 2002 from $336.5 million in 2001. The manufactured housing insurance product is our primary product offering and represented 47.8% of our total property and casualty and credit life gross written premium in 2002. The decrease in gross written premium related to this product offering was due primarily to depressed market conditions within the manufactured housing segment coupled with American Modern's decision to terminate certain unprofitable businesses related to this product offering in 2001.

While manufactured housing gross written premiums decreased in 2002, the earned premiums for manufactured housing increased 2.2% to $325.3 million in 2002 from $318.3 million in 2001. This increase was primarily due to the earnings related to multi-year premiums written in the prior year. The manufactured housing combined ratio increased 2.5 percentage points in 2002 due to an increase in catastrophe losses offset by an improvement in the fire loss ratio in 2002 compared to 2001. Losses and loss adjustment expenses are discussed further for the total insurance segment below. Several other items, such as investment income, are allocated to product lines, but are more meaningfully discussed in total and have been included in the sections that follow.

In 2002, Conseco Agency, American Modern's largest customer, accounted for less than 10% of American Modern's total property and casualty gross written premium as compared to approximately 16% in 2001. Approximately 90% of the premium written through Conseco in 2002 resulted from the renewal of policies from existing Conseco Agency policyholders and, therefore, was not dependent upon new loan financing.

All Other Insurance

Gross written premiums in American Modern's other specialty property and casualty products (non-manufactured housing products) collectively increased 29.7% to $284.1 million in 2002 compared to $219.0 million in the prior year. Driving this growth were American Modern's site built dwelling and motorcycle products, which together increased 84.2% in 2002 as compared to 2001.

Credit life gross written premium increased 4.7% to $46.8 million in 2002 from $44.7 million in 2001. Due to recent industry regulations, the industry is transitioning to a monthly pay product which will result in a decrease in gross written credit life premium in 2003, however, earned premium should not be affected by this change.

American Modern's other insurance income increased 6.3% to $13.7 million in 2002 from $12.9 million in 2001 due to a $1.3 million increase in policy service fee income which was offset by a decrease in revenues which resulted from the closing of an unprofitable agency operation. American Modern Insurance Group's portfolio tracking operation, Ameritrac®, continued to expand its client base and grow its loan-tracking portfolio. Ameritrac® and our other wholly owned insurance agencies continued to be significant contributors to American Modern's gross written property and casualty insurance premiums as they collectively generated $89.9 million in premium volume in 2002.

Excluding the impact of net investment income and net capital gains and losses, the pre-tax loss from all other insurance collectively was $2.1 million in 2002 compared to $5.9 million in 2001.

Combined Insurance (Manufactured Housing and All Other Insurance)

Insurance Investment Income and Realized Capital Gains

Although net investment income is allocated to segments and product lines, the investment portfolio is generally managed as a whole and therefore is more meaningfully discussed in total. American Modern's net investment income (before taxes and excluding net realized investment gains and losses) increased 5.0% to $35.5 million in 2002 from $33.8 million in 2001. Net investment income increased due to cash flow generated from operations. Conversely, due to the depressed interest rate environment, reinvestment rates relative to American Modern's fixed income portfolio continue to be down. The annualized pre-tax equivalent investment yield on American Modern's fixed income investments, which is net interest income divided by the average amount of fixed income assets, was 6.0% in 2002 as compared to 6.2% in 2001.

Excluding the impact of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and impairments, American Modern's pre-tax net realized capital gains (losses) decreased from a gain in 2001 of $0.9 million to a loss of $2.0 million in 2002. The impact of embedded derivatives on American Modern's net realized capital gains (losses), on a pretax basis, was a $1.1 million gain in 2001 and loss of $0.2 million in 2002. We conduct quarterly comprehensive reviews of individual portfolio holdings that have market values less than their respective costs for "other-than-temporary" impairment. These quarterly reviews led us to realize impairment losses of approximately $4.6 million in 2002, which are included in capital losses. The impairment losses that were realized in 2002 emanated primarily from the higher-yielding corporate bond and convertible portfolios. Other-than-temporary impairment losses realized in 2001 were not material.

Insurance Losses and Loss Adjustment Expenses (LAE)

Insurance losses and loss adjustment expenses increased 16.7% to $341.0 million in 2002 compared to $292.2 million in 2001. This increase was due to the 13.7% growth in net earned premium and an increase in the level of catastrophe losses offset by an improvement in fire related losses in 2002. Pre-tax weather related catastrophe losses increased to $32.6 million in 2002 from $21.0 million in 2001. Hurricane Lili, in the fourth quarter of 2002, resulted in $10.2 million of pre-tax losses.

Insurance Commissions, Other Policy Acquisition Costs and Operating and Administrative Expenses

Insurance commissions, other policy acquisition costs and operating and administrative expenses increased 10.8% to $250.5 million in 2002 from $226.1 million in 2001. This increase was due to the 13.7% growth in net earned premium, the increase in policy acquisition costs related to the transition of the motorcycle business, plus the increase in corporate expenses related to special employee benefit studies and legal, audit and other fees incurred with the company's intended stock offering in 2002 which was subsequently withdrawn due to general market conditions. Offsetting these increases was a $0.8 million decrease in compensation based expenses relating to bonuses and performance based stock awards.

Overall Property and Casualty Underwriting Results

American Modern's property and casualty operations produced a pre-tax underwriting loss (property and casualty insurance earned premiums less incurred losses, commissions and operating expenses) of $3.7 million in 2002 compared to a pre-tax underwriting profit of $1.0 million in 2001. These results produced a combined ratio of 101.9% in 2002 compared to 100.9% in 2001. The weaker results in 2002 are primarily due to higher catastrophe losses in 2002 compared to the prior year. Increased losses from the motorcycle and site-built dwelling product lines were also contributing factors. Fire losses continue to be above normal but have decreased in 2002 relative to the prior year.

Transportation

Transportation revenues decreased 33.1% from $34.8 million in 2001 to $23.3 million in 2002. The decrease in transportation revenues was primarily attributable to a decrease in revenues from one major source of loadings. In addition, due to unfavorable market conditions during 2002, we elected to reduce our capacity by returning barges on short-term rentals and scrapping older barges.

Transportation operating expenses decreased 31.2% from $32.9 million in 2001 to $22.6 million in 2002 due to the decrease in loadings from one major source and the reduction of capacity.

Liquidity, Capital Resources and Changes in Financial Condition

Consolidated Operations

Aggregate Contractual Obligations and Off Balance Sheet Arrangements

We have certain obligations and commitments to make future payments under contracts. As of December 31, 2003, the aggregate obligations on a consolidated basis were as follows (amounts in 000's):

		Payments Due By Period		
	Total	Less Than 1 Year	2–5 Years	After 5 Years
Long-term debt	$ 62,217	$ 1,574	$60,643	$ —
Other notes payable	33,625	33,625	—	—
Annual commitments under non-cancelable leases	7,373	833	2,959	3,581
Purchase obligations	4,699	3,227	1,472	—
Future other obligations	1,992	1,742	250	—
Total	$109,906	$41,001	$65,324	$3,581

The table above excludes contracts and agreements that are terminable at will by the Company.

Included in the above table is an operating lease arrangement of 20 barges used in the transportation operations. The lease was entered into in 1999 and its term is for 15 years. The barges can be purchased after 12 years at a pre-determined price and, at the end of the lease period in 2014, the Company can either return the barges or purchase the equipment at fair market value. The 15 year lease period was more attractive at that time than the traditional 5 year financing term for conventional long-term debt. As of December 31, 2003, future lease payments required under this arrangement are (000's): 2004 – $478; 2005 through 2008 – $2,175; after 5 years – $3,581. M/G Transport's liquidity is currently sufficient to handle the financial obligations under this agreement.

Other Items

On January 25, 2001 our Board of Directors approved an increase in the number of shares authorized under our share repurchase program from 1,000,000 shares to 2,000,000 shares on a post split basis. Ten thousand shares were repurchased in the open market under our share repurchase program during 2003 and a total of 586,000 shares remain authorized for repurchase under terms of this authority. There were additional stock repurchase transactions consummated in connection with our associate stock incentive programs during 2003. On April 25, 2002, our Board of Directors approved a two-year extension to the share repurchase program that will run through the date of the Board's second quarterly meeting in 2004. The resolution does not require us to repurchase our shares, but rather gives management discretion to make purchases based on market conditions and our capital requirements.

We paid dividends to our shareholders of $3.3 million during 2003 and $3.0 million in 2002.

We expect that cash and other liquid investments, coupled with future operating cash flows and our short-term borrowing capacity, will be readily available to meet our operating cash requirements for the next 12 months.

Holding Company Operations

Midland and American Modern are holding companies which rely primarily on dividends and management fees from subsidiaries to assist in servicing debt, paying operating expenses and paying dividends to the respective shareholders. The payment of dividends to these holding companies from American Modern's insurance subsidiaries is restricted by state regulatory agencies. Such restrictions, however, have not had, and are not expected to have, a significant impact on our, or American Modern's, liquidity or our and American Modern's ability to meet our respective long or short-term operating, financing or capital obligations.

Midland has a commercial paper program under which qualified purchasers may invest in the short-term unsecured notes of Midland. As of December 31, 2003, we had $3.6 million of commercial paper debt outstanding, $3.0 million of which represented notes held either directly or indirectly by our executive officers and directors. The effective annual yield paid to all participants in this program was 1.0% as of December 31, 2003, a rate that is considered to be competitive with the market rates offered for similar instruments. As of December 31, 2003, Midland also had $75.0 million of conventional short-term credit lines available at costs not exceeding prime borrowing rates, of which $30.0 million was outstanding. These lines of credit contain minimal covenants and are typically drawn and repaid over periods ranging from two weeks to three months. Additional short-term borrowing lines are available at the discretion of various lending institutions with comparable rates and terms. These short-term borrowings decreased $9.0 million from $39.0 million since December 31, 2002. The reduction in short-term borrowings was due primarily to the proceeds received in 2003 related to American Modern's $6.0 million new long-term debt plus $3.1 million in federal income tax refunds collected in 2003. We also have a mortgage obligation related to the financing of our corporate headquarters building. As of December 31, 2003, the outstanding balance of this mortgage was $15.7 million. This mortgage obligation includes normal and customary debt covenants for instruments of this type. Monthly principal and interest payments are required until maturity in December 2005. The effective interest rate on this obligation is 6.8%.

On October 21, 2003 Midland filed a "universal shelf registration statement" with the Securities and Exchange Commission. A shelf registration, or delayed offering, of securities allows companies to register securities under the Securities Act of 1933 for future sale, thereby avoiding potential time-consuming delays inherent in the registration process. Under this process, companies are permitted to register securities in advance of their expected sale date and "put them on the shelf" for future use. This registration statement will allow the company to offer from time to time up to $150 million in various types of securities, including debt, preferred stock and common stock. On February 5, 2004, the Company sold 1,150,000 shares previously registered pursuant to this shelf registration. The net proceeds received of $25.1 million will be used to fund the future growth of the insurance subsidiaries and for other general corporate purposes.

Insurance

American Modern generates cash inflows primarily from insurance premium, investment income, proceeds from the sale of marketable securities and maturities of debt security investments. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, capital expenditures, income taxes, dividends and inter-company borrowings and the purchase of marketable securities. In each of the periods presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities.

The market value of Midland's consolidated investment portfolio (comprised primarily of the investment holdings of American Modern) increased 14.4% from $739.8 million at December 31, 2002, to $846.3 million at December 31, 2003. This increase was due to positive cash flow from operations in 2003 plus a $38.8 million increase in the unrealized appreciation in the market value of securities held. The increase in the unrealized appreciation was due to a $39.3 million increase in unrealized appreciation related to the equity portfolio offset by a $0.4 million decrease in unrealized appreciation pertaining to the fixed income portfolio. Midland's largest equity holding, 2.5 million shares of U.S. Bancorp, increased to $73.3 million as of December 31, 2003 from $52.2 million as of December 31, 2002.

Securities with unrealized gains and losses by category (equity and debt) and by time frame are summarized in the chart below:

Unrealized Gain (Loss) as of December 31, 2003

	Unrealized Gain (Loss)	Fair Value	# of Positions
Fixed Income Securities			
Total Held In A Gain Position	$ 28,712	$606,765	703
Held In A Loss Position For Less Than 6 Months	(351)	35,349	42
Held In A Loss Position For More Than 6 Months And Less Than 12 Months	(525)	21,089	29
Held In A Loss Position For More Than 12 Months And Less Than 18 Months	–	–	–
Held In A Loss Position For More Than 18 Months And Less Than 24 Months	(92)	716	1
Held In A Loss Position For More Than 24 Months	(25)	443	2
Fixed Income Total	$ 27,719	$664,362	777
Equity Securities			
Total Held In A Gain Position	$ 87,798	$164,267	212
Held In A Loss Position For Less Than 6 Months	(124)	2,189	12
Held In A Loss Position For More Than 6 Months And Less Than 12 Months	(82)	1,974	4
Held In A Loss Position For More Than 12 Months And Less Than 18 Months	(250)	1,991	8
Held In A Loss Position For More Than 18 Months And Less Than 24 Months	(332)	2,386	7
Held In A Loss Position For More Than 24 Months	(140)	1,293	2
Equity Total	$ 86,870	$174,100	245
Total Per Above	$114,589	$838,462	1,022
Accrued Interest and Dividends		7,860	
Total Per Balance Sheet	$114,589	$846,322	

Based on the above valuations and the application of our other-than-temporary impairment policy criteria, which is more fully discussed in the Critical Accounting Policies section below, we believe the declines in fair value are temporary at December 31, 2003. However, the facts and circumstances related to these securities may change in future periods, which would result in "other-than-temporary" impairment in future periods.

The average duration of American Modern's debt security investment portfolio as of December 31, 2003 was 4.1 years which management believes provides adequate asset/liability matching.

The amounts expended for the development costs capitalized in connection with the development of modernLINK®, our proprietary information systems and web enablement initiative, amounted to $3.0 million in 2003 and a total of $12.9 million from inception in 2000 through December 31, 2003. The initiative is being designed, developed and implemented in periodic phases to ensure its cost effectiveness and functionality. This project may involve future cash expenditures of $5.0 million to $8.0 million annually over the next five years, with additional spending thereafter to expand system compatibility and functionality. A portion of such expenditures will be capitalized and amortized over the useful life. However, actual costs may be more or less than what we estimate. The cost of the development and implementation is expected to be funded out of operating cash flow. Significant changes to the technology interface between American Modern and its distribution channel participants and policyholders, while unlikely, could significantly disrupt or alter its distribution channel relationships. If the new information systems are ultimately deemed ineffective, it could result in an impairment charge to our capitalized costs.

American Modern has a $72.0 million long-term credit facility available on a revolving basis at various rates. As of December 31, 2003, there was $36.0 million outstanding under these facilities of which $6.0 million was borrowed in 2003 for the purpose of providing additional capital to the property and casualty companies.

During the first quarter of 2002, American Modern entered into an interest rate swap agreement with a consortium of three banks. Under the terms of this agreement, the floating interest rate related to $30.0 million outstanding under American Modern's long-term credit facility has been effectively fixed at 5.6% until December 1, 2005, the maturity date. To adjust this agreement to fair value, as of December 31, 2003, $1.4 million is included in other payables and accruals.

Accounts receivable is primarily comprised of premium due from both policyholders and agents. In the case of receivables due directly from policyholders, policies are cancelable in the event of non-payment and thus offer minimal credit exposure. Approximately 81% of American Modern's accounts receivables relate to premium due directly from policyholders as of December 31, 2003. In the case of receivables due from agents, American Modern has extended payment terms that are customary and normal in the insurance industry. Management monitors its credit exposure with its agents and related concentrations on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the agent, American Modern cannot assure collections in full. Where management believes appropriate, American Modern has provided a reserve for such exposures. Since December 31, 2002, American Modern's accounts receivable has decreased $7.2 million to $72.5 million as of December 31, 2003 due primarily to the $6.3 million decrease in the receivable balance due from GreenTree Insurance Agency, Inc. (formerly Conseco Agency, Inc.) who is American Modern's largest customer. GreenTree's receivable balance is current and amounts to $4.8 million at December 31, 2003, down from $11.1 million at the prior year-end. Total accounts receivable decreased $10.3 million due to the aforementioned decrease in the GreenTree receivable plus the collection or utilization of $5.7 million in the federal income tax receivable which existed at the prior year-end.

Reinsurance recoverables and prepaid reinsurance premium consisted of the following (amounts in 000's):

	As of December 31,	
	2003	2002
Ceded Unearned Premium Recoverable	**$40,084**	$51,317
Ceded Loss Reserves Recoverable	**25,838**	21,070
Ceded Paid Losses Recoverable	**5,068**	4,239
Total	**$70,990**	$76,626

The decrease in ceded unearned premium recoverable to $40.1 million in 2003 was primarily due to American Modern's life operations, which was impacted by the transition to a monthly pay premium from a single pay premium. This decrease was partially offset by an increase in the property and casualty ceded unearned premium recoverable, due to volume increases relative to new programs.

The increase of $4.8 million in ceded loss reserves is attributable to the reinsurance impact of strengthening the property and casualty loss reserves in 2003.

The increase in property, plant and equipment-net was partly due to American Modern's capitalization of $3.0 million related to its modernLINK® initiative in 2003.

The decrease of $8.5 million in deferred insurance policy acquisition costs was due to a program implemented in 2003 which reduces the prepaid commission in favor of a contingency commission based on the performance of the book of business.

Unearned insurance premiums decreased $22.4 million due primarily to the reduction in unearned premium related to life operations resulting from the transition to a monthly pay premium.

The increase of $40.1 million in insurance loss reserves was due to the growth in the property and casualty products plus the need to strengthen the reserves relative to the previously exited commercial lines product.

The $9.0 million decrease in other notes payable – banks (short-term borrowings) was due to the $6.0 million borrowed by American Modern under its long-term revolving credit facility plus $3.1 million received in federal income tax refunds.

The $11.8 million increase in deferred federal income tax since December 31, 2003 is due primarily to the $13.6 million increase in the unrealized gain on marketable securities.

Cash flow from the insurance operations is expected to remain sufficiently positive to meet American Modern's future operating requirements and to provide for reasonable dividends to Midland.

Transportation

M/G Transport generates its cash inflows primarily from affreightment revenue. Its primary outflows of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes, dividends to Midland and the acquisition of capital equipment. Like the insurance operations, cash flow from the transportation subsidiaries is expected to remain sufficiently positive to meet future operating requirements.

In 2003, M/G Transport contributed to the increase in property, plant and equipment and long-term debt. M/G Transport acquired 30 new and 27 used barges in 2003 at a total cost of $9.4 million. These acquisitions were financed with internally generated funds and the placement of $8.8 million in conventional long-term debt financing. M/G Transport's property, plant and equipment and long-term debt also increased with the capitalization of a lease obligation. M/G Transport is committed to acquire 25 used barges in 2004 at a cost of approximately $0.8 million. The transportation subsidiaries entered into a fifteen-year lease in 1999 for transportation equipment. Aggregate rental payments under this operating lease over the next eleven years will approximate $6.4 million.

As of December 31, 2003, the transportation subsidiaries have $10.6 million of collateralized equipment obligations outstanding.

Other Matters

Comprehensive Income

The only differences between our net income and comprehensive income are the net after-tax change in unrealized gains on marketable securities, the after-tax change in the fair value of the interest rate swap agreement and the additional minimum liability requirements related to our defined benefit pension plans. For the years ended December 31, 2003 and 2002, such changes increased or (decreased), net of related income tax effects, by the following amounts (amounts in 000's):

	2003	2002
Changes in:		
Net unrealized capital gains	**$25,237**	$ 3,379
Fair value of interest rate swap hedge	**332**	(1,264)
Additional minimum pension liability	**313**	(417)
Total	**$25,882**	$ 1,698

Net unrealized investment gains in equity securities (net of income tax effects) increased $25.5 million in 2003 and decreased by $6.5 million in 2002. For fixed income securities, net unrealized gains decreased $0.3 million in 2003 and increased by $10.1 million in 2002.

Changes in net unrealized gains on marketable securities result from both market conditions and realized gains recognized in a reporting period. The after-tax fair value of the interest rate swap agreement varies according to the current interest rate environment relative to the fixed rate of the swap agreement. Changes in the additional minimum pension liability are actuarially determined based on the funded status of the plans and current actuarial assumptions.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, revenues and expenses and related disclosures of contingent assets and liabilities. We regularly evaluate our critical accounting policies, assumptions and estimates, including those related to insurance revenue and expense recognition, loss reserves, reinsurance levels and valuation and impairment of intangible assets such as goodwill. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. This process forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements.

Insurance Revenue and Expense Recognition

Premium for physical damage and other property and casualty related coverages, net of premium ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premiums are recognized as income over the lives of the policies in proportion to the amount of insurance protection provided. American Modern generally does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily prepaid commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premium written are expensed as incurred.

Reserves for Insurance Losses

American Modern's reserve for insurance losses is based on past experience of settling known claims as well as estimating those not yet reported. While management believes the amounts are fairly stated, the ultimate liability, once fully developed, may be more than or less than that provided. Management and its actuaries, both internal and external, regularly review these liabilities and adjustments are made as necessary in the current period. Management does not foresee any significant change in the manner in which it records its reserve for insurance losses.

Reinsurance Risks

By reinsuring certain levels and types of insurable risk with other insurance companies, American Modern limits its exposure to losses to that portion of the insurable risk it retains. However, if the reinsurer fails to honor its obligations, American Modern could suffer additional losses as the reinsurance contracts do not relieve American Modern of its obligations to policyholders. American Modern regularly evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies. In addition, American Modern may require reinsurers to establish trust funds and maintain letters of credit to further minimize American Modern's exposure. We do not believe there is any significant concentration of credit risk arising from any single reinsurer. We expect that American Modern's reinsurers will satisfy their obligations. As of December 31, 2003, American Modern was owed $5.1 million from reinsurers for claims that have been paid and for which a contractual obligation to collect from a reinsurer exists.

Other-Than-Temporary Impairment

American Modern invests in various securities including U.S. Government securities, corporate debt securities, and corporate stocks. Investment securities in general are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with these securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could be material.

In order to evaluate for other-than-temporary impairment, we conduct quarterly comprehensive reviews of individual portfolio holdings that have a market value less than their respective carrying costs. As part of our review for other-than-temporary impairment, we track the respective cost and market values for all individual portfolio holdings with an unrealized loss. For securities where the market value is less than 80% of cost, we more closely monitor for signs of other-than-temporary impairment. We, with the assistance of our external professional money managers, apply both quantitative and qualitative criteria in our evaluation, including facts specific to each individual investment such as, but not limited to, the length of time the fair value has been below the cost, the extent of the decline, our intent to sell or hold the security, the expectation for each individual security's performance, the credit worthiness and related liquidity of the issuer and the issuer's business sector.

The evaluation for other-than-temporary impairment requires a significant amount of judgement. As such, there are a number of risks and uncertainties inherent in the process of monitoring impairments and determining if a decline is other-than-temporary. These risks and uncertainties include the risks that:

1. The economic outlook is worse than anticipated and has a greater adverse impact on a particular issuer than anticipated.

2. Our assessment of a particular issuer's ability to meet all of its contractual obligations changes based on changes in the facts and circumstances related to the issuer.

3. New information is obtained or facts and circumstances change that cause a change in our ability or intent to hold a security to maturity or until it recovers in value.

When a security is considered other-than-temporarily impaired, we monitor trends or circumstances that may impact other material investments in our portfolio. For example, we review any other securities that are held in the portfolio from the same issuer and also consider any circumstances that may impact other securities of issuers in the same industry. At December 31, 2003, we had no significant concentration of unrealized losses in any one issuer, industry or sector.

For fixed income and equity securities, we consider the following factors, among others, to determine if a security is other-than-temporarily impaired:

- the extent and duration to which market value is less than cost
- historical operating performance
- issuer news releases, including those disclosing that the issuer has committed an event of default (missed payment beyond grace period, bankruptcy filing, loss of principal customer or supplier, debt downgrade, disposal of segment, etc.
- near term prospects for improvement of the issuer and/or its industry to include relevant industry conditions and trends
- industry research and communications with industry specialists
- third party research reports
- credit rating reports
- financial models and expectations
- discussions with issuer's management by investment manager
- our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery
- time to conversion with respect to a mandatory convertible security

For fixed income securities, we also consider the following factors:

- whether the unrealized loss is credit-driven or is a result of changes in market interest rates
- the recoverability of principal and interest
- the issuer's ability to continue to make obligated payments to security holders

The investment portfolio is comprised of various asset classes which are independently managed by external professional portfolio managers under the oversight and guidelines established by our investment committee. We evaluate the performance of the portfolio managers relative to benchmarks we believe appropriate given the asset class. Investment managers will manage the portfolio under these guidelines to maximize the return on their investment class. As part of their investment strategy, the investment managers will buy and sell securities based on changes in the availability of, and the yield on, alternative investments. Investment managers may also buy and sell investments to diversify risk, attain a specific characteristic such as duration or credit quality, rebalance or reposition the portfolio or for a variety of other reasons.

It is our intent, and thus the intent of our investment managers, to hold securities that have an unrealized gain or loss. For the securities with an unrealized loss, which in our judgement we believe to be temporary, it is our intent to hold the security for a period of time that will allow the security to recover in value. However, if the investment managers believe returns would be enhanced by reallocating the capital from the security, the manager may sell the security and reallocate the capital, in which case the unrealized gain or loss will be recognized as a realized gain or loss. As part of our comprehensive quarterly review for other than temporary impairment, the investment managers identify any securities in which they have the positive intent to sell in the near term. In the case where investment managers have indicated their intent to sell a security in the near term and there is an unrealized loss, we record an other than temporary impairment at the balance sheet date, if such date is prior to the sale of the security. At December 31, 2003, we had no securities with an unrealized loss for which a decision was made to sell in the near term. For the years ended December 31, 2003 and 2002, we incurred $1.9 million and $4.6 million in other-than-temporary impairment losses, respectively. There were no such losses related to the year ended December 31, 2001. Impairment charges are included in the consolidated financial statements in "net realized investment gains (losses)."

Defined Benefit Pension Plans

Midland maintains defined benefit pension plans for a limited number of active participants. The defined benefit pension plans are not open to employees hired after March 31, 2000. The pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return and a discount rate. In determining our expected long-term rate of return and our discount rate, we evaluate input from our actuaries, asset allocations, long-term bond yields and historical performance of the invested pension assets over a ten-year period. If other assumptions were used, the amount recorded as pension expense would be different from our current estimate.

Intangible Assets (Goodwill)

As required by SFAS No. 142, we ceased amortizing goodwill effective January 1, 2002. Based on the impairment test required by SFAS No. 142 in the quarter ended March 31, 2002, a non-recurring charge of $1.5 million after-tax was taken against income and is reported as cumulative effect of change in accounting principle in the income statement. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over a 10-year period. The income statement for the year ended December 31, 2001 includes an after-tax expense of $0.4 million relating to goodwill amortization. As of December 31, 2003, our remaining goodwill balance was $2.1 million and is included in other assets.

New Accounting Standards

The Financial Accounting Standards Board ("FASB") issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, in April 2003 and SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, in May 2003. The adoption of SFAS Nos. 149 and 150 did not have a material impact on Midland's consolidated financial position or results of operations.

On July 1, 2003, Midland adopted the provisions of FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This interpretation requires variable interest entities to be consolidated by the primary beneficiary which represents the enterprise that will absorb the majority of the variable interest entities' expected losses if they occur, receive a majority of the variable interest entities' residual returns if they occur, or both. Midland identified a lease arrangement for certain transportation equipment in which Midland is deemed to be the primary beneficiary as we maintain the majority of the variable interests in this leased asset.

In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and other Postretirement Benefits—an amendment of FASB statements No. 87, 88 and 106". The revised statement (SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) also requires interim-period disclosure of components of net pension and other postretirement benefit cost. Midland adopted this standard and all of its required disclosures.

Impact of Inflation

We do not consider the impact of the change in prices due to inflation to be material in the analysis of our overall operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that we will incur investment losses due to adverse changes in market rates and prices. Our market risk exposures are substantially related to American Modern's investment portfolio and changes in interest rates and equity prices. Each risk is defined in more detail as follows.

Interest rate risk is the risk that American Modern will incur economic losses due to adverse changes in interest rates. The risk arises from many of American Modern's investment activities, as American Modern invests substantial funds in interest-sensitive assets. American Modern manages the interest rate risk inherent in its investment assets relative to the interest rate risk inherent in its liabilities. One of the measures American Modern uses to quantify this exposure is duration. By definition, duration is a measure of the sensitivity of the fair value of a fixed income portfolio to changes in interest rates. Based upon the 4.1 year duration of American Modern's fixed income portfolio as of December 31, 2003, management estimates that a 100 basis point increase in interest rates would decrease the market value of its $684.7 million debt security portfolio by 4.1%, or $28.1 million.

Equity price risk is the risk that American Modern will incur economic losses due to adverse changes in a particular stock or stock index. American Modern's equity exposure consists primarily of declines in the value of its equity security holdings. As of December 31, 2003, American Modern had $171.1 million in equity holdings, including $69.5 million of U.S. Bancorp common stock. A 10% decrease in the market value of U.S. Bancorp's common stock would decrease the fair value of its equity portfolio by approximately $7.0 million. As of December 31, 2003, the remainder of American Modern's portfolio of equity securities had a beta coefficient (a measure of stock price volatility) of 1.08. This means that, in general, if the S&P 500 Index decreases by 10%, management estimates that the fair value of the remaining equity portfolio will decrease by 10.8%.

The active management of market risk is integral to American Modern's operations. American Modern has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities.

Consolidated Statements of Income

THE MIDLAND COMPANY AND SUBSIDIARIES

(Amounts in thousands, except per share data)	Years Ended December 31,		
	2003	2002	2001
Revenues:			
Insurance:			
Premiums earned	**$638,038**	$577,668	$508,233
Net investment income	**32,972**	35,455	33,802
Net realized investment gains (losses)	**4,566**	(6,900)	2,023
Other insurance income	**14,090**	13,692	12,883
Transportation	**28,240**	23,285	34,826
Other	**281**	508	484
Total	**718,187**	643,708	592,251
Costs and Expenses:			
Insurance:			
Losses and loss adjustment expenses	**392,232**	341,015	292,188
Commissions and other policy acquisition costs	**177,622**	169,477	145,777
Operating and administrative expenses	**87,714**	80,985	80,316
Transportation operating expenses	**26,645**	22,641	32,898
Interest expense	**3,742**	3,849	4,368
Total	**687,955**	617,967	555,547
Income Before Federal Income Tax and Cumulative Effect of Change in Accounting Principle	**30,232**	25,741	36,704
Provision for Federal Income Tax	**6,956**	5,437	9,482
Income Before Cumulative Effect of Change in Accounting Principle	**23,276**	20,304	27,222
Cumulative Effect of Change in Accounting Principle	**—**	(1,463)	—
Net Income	**$ 23,276**	$ 18,841	$ 27,222
Basic Earnings (Losses) Per Share of Common Stock:			
Income Before Cumulative Effect of Change in Accounting Principle	**$ 1.34**	$ 1.17	$ 1.58
Cumulative Effect of Change in Accounting Principle	**—**	(0.08)	—
Total	**$ 1.34**	$ 1.09	$ 1.58
Diluted Earnings (Losses) Per Share of Common Stock:			
Income Before Cumulative Effect of Change in Accounting Principle	**$ 1.30**	$ 1.14	$ 1.51
Cumulative Effect of Change in Accounting Principle	**—**	(0.08)	—
Total	**$ 1.30**	$ 1.06	$ 1.51

See notes to consolidated financial statements.

Consolidated Balance Sheets

THE MIDLAND COMPANY AND SUBSIDIARIES

(Amounts in thousands)	December 31, 2003	2002
ASSETS		
Marketable Securities:		
Fixed income (cost, $643,735 in 2003 and $572,768 in 2002)	$ 671,454	$ 600,920
Equity (cost, $87,998 in 2003 and $91,239 in 2002)	174,868	138,838
Total	846,322	739,758
Cash	2,386	5,975
Accounts Receivable—Net	81,297	91,633
Reinsurance Recoverables and Prepaid Reinsurance Premiums	70,990	76,626
Property, Plant and Equipment—Net	69,328	61,510
Deferred Insurance Policy Acquisition Costs	87,873	96,396
Other Assets	21,309	18,776
Total Assets	$1,179,505	$1,090,674
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unearned Insurance Premiums	$ 383,869	$ 406,311
Insurance Loss Reserves	204,833	164,717
Insurance Commissions Payable	30,522	30,654
Funds Held Under Reinsurance Agreements and Reinsurance Payables	6,978	2,977
Long-Term Debt	62,217	47,163
Other Notes Payable:		
Banks	30,000	39,000
Commercial paper	3,625	4,238
Total	33,625	43,238
Deferred Federal Income Tax	47,429	35,642
Other Payables and Accruals	53,974	51,064
Commitments and Contingencies	—	—
Shareholders' Equity:		
Common stock (issued and outstanding: 17,643 shares at December 31, 2003 and 17,566 shares at December 31, 2002 after deducting treasury stock of 4,213 shares and 4,290 shares, respectively)	911	911
Additional paid-in capital	23,406	22,516
Retained earnings	299,752	279,826
Accumulated other comprehensive income	73,455	47,573
Treasury stock (at cost)	(41,442)	(41,605)
Unvested restricted stock awards	(24)	(313)
Total	356,058	308,908
Total Liabilities and Shareholders' Equity	$1,179,505	$1,090,674

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

THE MIDLAND COMPANY AND SUBSIDIARIES

(Amounts in thousands) Years Ended December 31, 2003, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Unvested Restricted Stock Awards	Total	Compre-hensive Income
Balance, December 31, 2000	$911	$19,838	$239,679	$54,396	$(30,404)	$(1,243)	$283,177	
Comprehensive income:								
Net income			27,222				27,222	$27,222
Decrease in unrealized gain on marketable securities, net of related income tax effect of $4,860				(8,521)			(8,521)	(8,521)
Total comprehensive income								$18,701
Purchase of treasury stock					(10,900)		(10,900)	
Issuance of treasury stock for options exercised and other employee benefit plans		(292)			2,625		2,333	
Cash dividends declared			(2,844)				(2,844)	
Federal income tax benefit related to the exercise or granting of stock awards		861					861	
Amortization and cancellation of unvested restricted stock awards		(21)			(19)	588	548	
Balance, December 31, 2001	911	20,386	264,057	45,875	(38,698)	(655)	291,876	
Comprehensive income:								
Net income			18,841				18,841	$18,841
Increase in unrealized gain on marketable securities, net of related income tax effect of $2,117				3,379			3,379	3,379
Other, net of federal income tax of $906				(1,681)			(1,681)	(1,681)
Total comprehensive income								$20,539
Purchase of treasury stock					(3,893)		(3,893)	
Issuance of treasury stock for options exercised and other employee benefit plans		627			1,049		1,676	
Cash dividends declared			(3,072)				(3,072)	
Federal income tax benefit related to the exercise or granting of stock awards		1,570					1,570	
Amortization and cancellation of unvested restricted stock awards		(67)			(63)	342	212	
Balance, December 31, 2002	**911**	**22,516**	**279,826**	**47,573**	**(41,605)**	**(313)**	**308,908**	
Comprehensive income:								
Net income			**23,276**				**23,276**	**$23,276**
Increase in unrealized gain on marketable securities, net of related income tax effect of $13,601				**25,237**			**25,237**	**25,237**
Other, net of federal income tax of $347				**645**			**645**	**645**
Total comprehensive income								**$49,158**
Purchase of treasury stock					**(1,133)**		**(1,133)**	
Issuance of treasury stock for options exercised and other employee benefit plans		**714**			**1,301**		**2,015**	
Cash dividends declared			**(3,350)**				**(3,350)**	
Federal income tax benefit related to the exercise or granting of stock awards		**182**					**182**	
Amortization and cancellation of unvested restricted stock awards		**(6)**			**(5)**	**289**	**278**	
Balance, December 31, 2003	**$911**	**$23,406**	**$299,752**	**$73,455**	**$(41,442)**	**$ (24)**	**$356,058**	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

THE MIDLAND COMPANY AND SUBSIDIARIES

(Amounts in thousands)	Years Ended December 31, 2003	2002	2001
Cash Flows from Operating Activities:			
Net income	**$ 23,276**	$ 18,841	$ 27,222
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**9,742**	8,307	8,324
Net realized losses (gains) from sale of investments	**(3,767)**	6,680	(915)
Cumulative effect of change in accounting for goodwill	**—**	2,250	—
Increase in insurance loss reserves	**40,116**	16,043	12,787
Increase (decrease) in unearned insurance premiums	**(22,442)**	2,456	46,670
Decrease (increase) in net accounts receivable	**10,336**	(3,525)	(17,712)
Decrease (increase) in deferred insurance policy acquisition costs	**8,523**	4,389	(9,211)
Decrease (increase) in reinsurance recoverables and prepaid reinsurance premiums	**5,636**	(6,831)	(23,765)
Increase (decrease) in funds held under reinsurance agreements and reinsurance payables	**4,001**	(3,320)	3,494
Decrease (increase) in other assets	**(2,788)**	(805)	6,372
Increase (decrease) in other accounts payable and accruals	**3,535**	(9,778)	(13,391)
Provision (benefit) for deferred federal income tax	**(2,162)**	2,828	3,526
Increase (decrease) in insurance commissions payable	**(132)**	3,767	4,706
Other—net	**3,075**	1,236	166
Net cash provided by operating activities	**76,949**	42,538	48,273
Cash Flows from Investing Activities:			
Purchase of marketable securities	**(509,516)**	(305,731)	(268,283)
Sale of marketable securities	**333,637**	243,363	181,999
Maturity of marketable securities	**86,626**	58,772	38,549
Decrease (increase) in cash equivalent marketable securities	**22,089**	(34,774)	24,091
Acquisition of property, plant and equipment	**(15,019)**	(10,667)	(9,735)
Proceeds from sale of property, plant and equipment	**517**	159	290
Net cash used in investing activities	**(81,666)**	(48,878)	(33,089)
Cash Flows from Financing Activities:			
Issuance of long-term debt	**14,797**	—	10,000
Increase (decrease) in other notes payable	**(9,613)**	7,716	(9,498)
Dividends paid	**(3,281)**	(3,014)	(2,818)
Issuance of treasury stock	**2,015**	1,676	2,333
Repayment of long-term debt	**(1,657)**	(1,456)	(1,406)
Purchase of treasury stock	**(1,133)**	(3,893)	(10,900)
Net cash provided by (used in) financing activities	**1,128**	1,029	(12,289)
Net Increase (Decrease) in Cash	**(3,589)**	(5,311)	2,895
Cash at Beginning of Year	**5,975**	11,286	8,391
Cash at End of Year	**$ 2,386**	$ 5,975	$ 11,286
Interest Paid	**$ 3,528**	$ 3,852	$ 4,178
Income Taxes Paid	**$ 1,946**	$ 6,700	$ 4,000

An obligation of $2,649 was incurred when the Company capitalized a lease related to a certain piece of transportation equipment upon adoption in 2003 of FASB Interpretation No. 46.

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

THE MIDLAND COMPANY AND SUBSIDIARIES
Years Ended December 31, 2003, 2002 and 2001

1. General Information and Summary of Significant Accounting Policies

The Midland Company (the Company or Midland) operates in two industries—insurance and transportation with the most significant business activities being in insurance. Midland's insurance operations are conducted through its wholly-owned subsidiary, American Modern Insurance Group, Inc. (American Modern). M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport) operates a fleet of dry cargo barges for the movement of dry bulk commodities such as petroleum coke, ores, barite, sugar and other cargos primarily on the lower Mississippi River and its tributaries.

The accounting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use numerous estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accompanying consolidated financial statements include estimates for items such as insurance loss reserves, income taxes, various other liability accounts and deferred insurance policy acquisition costs. Actual results could differ from those estimates. Policies that affect the more significant elements of the consolidated financial statements are summarized below.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and all subsidiary companies. Material intercompany balances and transactions have been eliminated. Share information has been adjusted for a 2 for 1 stock split effective July 17, 2002. Certain prior year amounts have been reclassified to conform to current year presentation.

Marketable Securities—Marketable securities are categorized as fixed income securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common, convertible and preferred stocks which do not have redemption provisions). The Company classifies all fixed income and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity as an item of accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in income on a specific identification basis. At December 31, 2003 and 2002, the market value of the Company's investment portfolio includes approximately $49.2 million and $40.5 million, respectively, of convertible securities, some of which contain embedded derivatives. The embedded derivatives are valued separately and the change in market value of the embedded derivatives is included in net realized investment gains and losses on the Consolidated Statements of Income.

Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the credit worthiness of the issuer and the Company's intent to sell or its ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary is recorded as a loss within Net Realized Investment Loss in the Consolidated Statements of Income.

Property and Depreciation—Property, plant and equipment are recorded at cost. The Company periodically measures fixed assets for impairment. Depreciation and amortization are generally calculated over the estimated useful lives of the respective properties (buildings and equipment – 15 to 35 years, furniture and equipment – 3 to 7 years, and barges – 20 years). Depreciation expense recorded in 2003, 2002 and 2001 was (amounts in 000's): $8,956, $8,093 and $7,223, respectively.

The Company is in the process of developing an information technology system for its insurance operations. The system is known as modernLINK and its development began in 2000 and will continue over the next several years. Certain costs that are directly related with this system are capitalized. As components of the system are implemented and placed into service, depreciation commences using the straight-line method of depreciation over a four-year period. As of December 31, 2003 and 2002, the unamortized balance of modernLINK's software development costs was $8.8 million and $8.2 million, respectively.

Federal Income Tax—Deferred federal income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. The Company continually reviews deferred tax assets to determine the necessity of a valuation allowance.

The Company files a consolidated federal income tax return which includes all subsidiaries.

Insurance Income—Premiums for physical damage and other property and casualty related coverages, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premiums are recognized as income over the lives of the policies in proportion to the amount of insurance protection provided. The Company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily pre-paid commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premiums written are expensed as incurred.

Insurance Loss Reserves—Unpaid insurance losses and loss adjustment expenses include an amount determined from reports on individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amounts are fairly stated, the ultimate liability may be in excess of or less than the amounts provided. The methods of making such estimates and for establishing the resulting liabilities are continually reviewed and any adjustments resulting therefrom are included in earnings currently. Insurance loss reserves also include an amount for claim drafts issued but not yet paid.

Allowance for Losses—Provisions for losses on receivables are made in amounts deemed necessary to maintain adequate reserves to cover probable future losses.

Reinsurance—The Company reinsures certain levels of risk with other insurance companies and cedes varying portions of its written premiums to such reinsurers. Failure of reinsurers to honor their obligations could result in losses to the Company as reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. In addition, the Company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses. The Company also assumes a limited amount of business on certain reinsurance contracts. Related premiums and loss reserves are recorded based on records supplied by the ceding companies.

Transportation Revenues—Revenues for river transportation activities are recognized when earned. If freight services are in process at the end of a reporting period, an allocation of revenue between reporting periods is made based on relative transit time in each reporting period with expenses recognized as incurred.

Statements of Cash Flows—For purposes of the statements of cash flows, the Company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.

Fair Value of Financial Instruments—The carrying values of cash, receivables, short-term notes payable, trade accounts payable and any financial instruments included in other assets and accrued liabilities approximate their fair values principally because of the short-term maturities of these instruments. Generally, the fair value of investments, including embedded derivatives, is considered to be the market value which is based on quoted market prices. The fair value of long-term debt is estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities.

Derivative Instruments—The Company accounts for its derivatives under Statement of Financial Accounting Standard ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The standard requires recognition of all derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to either accumulated other comprehensive income or current earnings or both, as appropriate. During 2002, the Company entered into a series of interest rate swaps to convert $30 million of floating rate debt to a fixed rate. The interest rate swaps were designated as a cash flow hedge and were deemed to be 100% effective. Thus, the changes in the fair value of the swap agreements are recorded as a separate component of shareholders' equity and have no impact on the Consolidated Statements of Income. At December 31, 2003 and 2002, $0.9 million and $1.3 million, respectively, in deferred losses, net of tax, related to this hedge were recorded in accumulated other comprehensive income. The Company has recorded the fair value of the interest rate swaps at December 31, 2003 and 2002 of $1.4 million and $1.9 million, respectively, in Other Payables and Accruals. For the year ended December 31, 2003, there were no cash flow hedges that were discontinued related to forecasted transactions deemed not probable of occurring.

Stock Option and Award Plans—Midland has various plans which provide for granting options and common stock to certain employees and independent directors of the Company and its subsidiaries. The Company accounts for compensation expense related to such transactions using the "intrinsic value" based method under the provisions of Accounting Principles Board (APB) Opinion No. 25 and its related interpretations. Midland's equity compensation plans are described more fully in Note 13.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based compensation and to require prominent disclosures about the method of accounting for stock based employee compensation and the effect of the method used on reported results.

The fair values of the 2003, 2002 and 2001 option grants were estimated on the date of the grant using the Black Scholes option-pricing model with the following (weighted average) assumptions:

	2003	2002	2001
Fair value of options granted	**$6.07**	$7.48	$5.69
Dividend yield	**1.1%**	1.2%	1.3%
Expected volatility	**31.5%**	29.1%	27.6%
Risk free interest rate	**3.6%**	4.9%	4.8%
Expected life (in years)	**7**	7	7

As Midland accounts for stock options using the "intrinsic value", no compensation cost has been recognized for the stock option plans. Had the Company accounted for all stock based employee compensation under the fair value method (SFAS 123), the Company's 2003, 2002 and 2001 net income and earnings per share would have been reduced to the pro forma amounts indicated below (amounts in 000's, except per share data):

	2003	2002	2001
Net Income as Reported	**$23,276**	$18,841	$27,222
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	**892**	700	515
Proforma Net Income	**$22,384**	$18,141	$26,707
Earnings Per Share			
Basic Shares	**17,417**	17,323	17,282
Diluted Shares	**17,937**	17,789	17,991
Earnings per share			
Basic—as reported	**$ 1.34**	$ 1.09	$ 1.58
Basic—proforma	**1.29**	1.05	1.55
Diluted—as reported	**$ 1.30**	$ 1.06	$ 1.51
Diluted—proforma	**1.25**	1.02	1.48

Compensation expense in the pro-forma disclosure is not indicative of future amounts as options vest over several years and additional grants are generally made each year.

Reclassification of Policy Service Fees—American Modern charges a service fee to those policyholders who elect to pay their insurance premium in installments. Historically, American Modern treated these fees as a recovery of processing costs and recorded the fees as an offset to the related operating expense. American Modern has reclassified these fees in 2003 as revenues for reporting purposes. This reclassification has no impact on net income, however, the change adds approximately 1.3 and

1.1 percentage points to the combined ratio of the property and casualty operations for 2002 and 2001, respectively. On a pre-tax basis, these fees amounted to $7.9 million, $7.0 million and $5.7 million in 2003, 2002 and 2001, respectively. All prior period data have been reclassified to conform to the current method of presenting these policy service fees.

New Accounting Standards—The Financial Accounting Standards Board ("FASB") issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", in April 2003 and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", in May 2003. The adoption of SFAS Nos. 149 and 150 did not have a material impact on Midland's consolidated financial position or results of operations.

On July 1, 2003, Midland adopted the provisions of FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This interpretation requires variable interest entities to be consolidated by the primary beneficiary which represents the enterprise that will absorb the majority of the variable interest entities' expected losses if they occur, receive a majority of the variable interest entities' residual returns if they occur, or both. Midland has consolidated a lease arrangement for certain transportation equipment in which Midland was deemed to be the primary beneficiary as the Company maintains the majority of the variable interests in this leased asset (Note 4).

In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB statements No. 87, 88 and 106". The revised statement (SFAS No. 132(R)) requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) also requires interim-period disclosure of components of net pension and other postretirement benefit cost. Midland adopted this standard and all of its required disclosures are included in Note 12.

2. Marketable Securities

	Thousands of Dollars			
		Gross Unrealized		Market
2003	**Cost**	**Gains**	**Losses**	**Value**
Debt Securities:				
Governments	**$169,952**	**$ 3,894**	**$ 229**	**$173,617**
Municipals	**177,973**	**10,845**	**230**	**188,588**
Corporates	**231,275**	**13,973**	**534**	**244,714**
Cash Equivalents	**51,234**	**—**	**—**	**51,234**
Other—Notes Receivable	**6,209**	**—**	**—**	**6,209**
Accrued Interest	**7,092**	**—**	**—**	**7,092**
Total	**643,735**	**28,712**	**993**	**671,454**
Equity Securities	**85,543**	**87,798**	**928**	**172,413**
Embedded Derivatives	**1,687**	**—**	**—**	**1,687**
Accrued Dividends	**768**	**—**	**—**	**768**
Total	**87,998**	**87,798**	**928**	**174,868**
Total Marketable Securities	**$731,733**	**$116,510**	**$1,921**	**$846,322**

	Thousands of Dollars			
		Gross Unrealized		Market
2002	Cost	Gains	Losses	Value
Debt Securities:				
Governments	$105,208	$ 6,146	$ 38	$111,316
Municipals	162,923	11,214	10	174,127
Corporates	216,493	13,717	2,877	227,333
Cash Equivalents	73,338	—	—	73,338
Other—Notes Receivable	7,639	—	—	7,639
Accrued Interest	7,167	—	—	7,167
Total	572,768	31,077	2,925	600,920
Equity Securities	89,616	58,182	10,583	137,215
Embedded Derivatives	888	—	—	888
Accrued Dividends	735	—	—	735
Total	91,239	58,182	10,583	138,838
Total Marketable Securities	$664,007	$89,259	$13,508	$739,758

At December 31, 2003 and 2002, the market value of the Company's investment in the common stock of US Bancorp, which exceeded 10% of the Company's shareholders' equity, was $73.3 million and $52.2 million, respectively.

The following is investment information summarized by investment category (amounts in 000's):

	2003	2002	2001
Investment Income:			
Insurance:			
Interest on Fixed Income Securities	**$ 28,515**	$ 30,928	$ 30,782
Dividends on Equity Securities	**5,987**	5,982	4,564
Investment Expense	**(1,530)**	(1,455)	(1,544)
Net Insurance Investment Income	**32,972**	35,455	33,802
Other Investment Income	**138**	134	193
Total Investment Income	**$ 33,110**	$ 35,589	$ 33,995
Net Realized Investment Gains (Losses):			
Fixed Income:			
Gross Realized Gains	**$ 8,172**	$ 6,333	$ 2,358
Gross Realized Losses	**(2,487)**	(7,659)	(1,687)
Equity Securities:			
Gross Realized Gains	**3,996**	3,414	15,083
Gross Realized Losses	**(5,115)**	(8,988)	(13,731)
Net Realized Investment Gains (Losses)	**$ 4,566**	$ (6,900)	$ 2,023
Change in Unrealized Investment Gains (Losses):			
Fixed Income	**$ (433)**	$ 15,556	$ 6,297
Equity Securities	**39,271**	(10,060)	(19,678)
Change in Unrealized Investment Gains (Losses)	**$ 38,838**	$ 5,496	$(13,381)

Other Investment Income is included in Other on the Company's Consolidated Statements of Income.

Included in Net Realized Investment Gains (Losses) for 2003, 2002 and 2001 is the change in the fair value of embedded derivative options of $799, $(220) and $1,108, respectively. In addition, Net Realized Investment Gains (Losses) for 2003 and 2002 include other-than-temporary impairment charges of $(1,898) and of $(4,639), respectively. There were no material impairment charges in 2001.

The cost and approximate market value of debt securities held at December 31, 2003, summarized by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).

	Cost	Market Value
One year or less	**$ 66,890**	**$ 67,087**
After one year through five years	**168,872**	**176,755**
After five years through ten years	**196,109**	**209,857**
After 10 years	**211,864**	**217,755**
Total	**$643,735**	**$671,454**

The Company's fixed income portfolio primarily consists of high quality investment grade securities and has an "AA" Standard & Poor's average quality rating at December 31, 2003. The Company performs quarterly comprehensive reviews of individual fixed income and equity portfolio holdings that have a market value less than their respective carrying costs. The Company, with the assistance of its external professional money managers, applies both quantitative and qualitative criteria in its evaluation, including facts specific to each individual investment, including, but not limited to, the length of time the fair value has been below cost, the extent of the decline, the Company's intent to hold or sell the security, the expectation for each security's performance, the credit worthiness and related liquidity of the issuer and the issuer's business sector.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less Than 12 Months		
	Fair Value	Unrealized Losses	Number Securities
Governments	$24,112	$ 229	28
Municipals	10,171	230	10
Corporates	22,155	417	33
Total Debt Securities	56,438	876	71
Equity Securities	4,163	206	16
Total	$60,601	$1,082	87

	12 Months or More		
	Fair Value	Unrealized Losses	Number Securities
Governments	$ —	$ —	—
Municipals	—	—	—
Corporates	1,159	117	3
Total Debt Securities	1,159	117	3
Equity Securities	5,670	722	17
Total	$ 6,829	$ 839	20

	Total		
	Fair Value	Unrealized Losses	Number Securities
Governments	$24,112	$ 229	28
Municipals	10,171	230	10
Corporates	23,314	534	36
Total Debt Securities	57,597	993	74
Equity Securities	9,833	928	33
Total	$67,430	$1,921	107

3. Accounts Receivable—Net

Accounts receivable at December 31, 2003 and 2002 are generally due within one year and consist of the following (amounts in 000's):

	2003	2002
Insurance	**$72,548**	$79,666
Transportation	**4,104**	3,218
Other	**5,471**	9,575
Total	**82,123**	92,459
Less Allowance for Losses	**826**	826
Accounts Receivable—Net	**$81,297**	$91,633

At December 31, 2003 and 2002, the Company had outstanding receivables from its largest customer, GreenTree Insurance Agency, Inc. (formerly Conseco Agency, Inc.) of $4.8 million and $11.1 million, respectively. The amounts owed from GreenTree were current.

Other receivables include a federal income tax receivable of $0 and $5.7 million at December 31, 2003 and 2002, respectively.

4. Property, Plant and Equipment—Net

At December 31, 2003 and 2002, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

	2003	2002
Land	**$ 1,341**	$ 1,341
Buildings, Improvements, Fixtures, etc.	**66,487**	72,737
Transportation Equipment	**45,625**	39,992
Software Development	**12,909**	9,879
Total	**126,362**	123,949
Less Accumulated Depreciation and Amortization	**57,034**	62,439
Property, Plant and Equipment—Net	**$ 69,328**	$ 61,510

Total rent expense related to the rental of equipment included in the accompanying Consolidated Statements of Income is (amounts in 000's) $4,889 in 2003, $5,839 in 2002 and $6,589 in 2001. Future rentals under non-cancelable operating leases are approximately (amounts in 000's): $833 – 2004; $788 – 2005; $793 – 2006; $776 – 2007; $602 in 2008 and $3,581 – thereafter.

The Company acquired 30 new and 27 used barges in 2003 at a total cost of $9.4 million and has committed to acquire 25 used barges in 2004 at a cost of $0.8 million.

In 2003, the Company adopted the provisions of FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", and capitalized a lease related to a certain piece of transportation equipment. The amount recorded at December 31, 2003 related to this equipment was approximately $2.3 million. No gain or loss was recognized by the Company upon the adoption of FIN 46.

5. Deferred Insurance Policy Acquisition Costs

Acquisition costs incurred and capitalized during 2003, 2002 and 2001 amounted to $169.1 million, $165.1 million and $155.0 million, respectively. Amortization of deferred acquisition costs was $177.6 million, $169.5 million and $145.8 million for 2003, 2002 and 2001, respectively.

6. Goodwill

On January 1, 2002 Midland adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changed the accounting for goodwill from an amortization method to the impairment approach. Upon the adoption of the statement, Midland ceased amortizing goodwill, including goodwill recorded from past business combinations. As a result of the initial impairment test, Midland recorded an impairment charge of $(1.5) million, net of tax of $787,000, or $(0.08) per share (diluted), in its Other Insurance segment in the first quarter of 2002. This charge is reported separately in the income statement as a Cumulative Effect of Change in Accounting Principle. The fair value of that reporting unit was estimated using the expected present value of future cash flows. There were no additional impairment charges incurred in 2002 or 2003 as a result of the Company's impairment review. As of December 31, 2003, the remaining goodwill balance, all of which is attributable to the Other Insurance segment, was $2.1 million and is included in Other Assets.

Illustrated below is what reported net income would have been exclusive of amortization expense related to goodwill had the standard been adopted effective January 1, 2001 (amounts in 000's except per share data):

	2003	2002	2001
Reported net income	**$23,276**	$18,841	$27,222
Add back goodwill amortization, net of tax	**—**	—	383
Adjusted net income	**$23,276**	$18,841	$27,605
Basic earnings per share:			
Reported net income	**$1.34**	$1.09	$1.58
Goodwill amortization	**—**	—	0.02
Adjusted earnings per share	**1.34**	$1.09	$1.60
Diluted earnings per share:			
Reported net income	**$1.30**	$1.06	$1.51
Goodwill amortization	**—**	—	0.02
Adjusted earnings per share	**$1.30**	$1.06	$1.53

The Company has no other intangible assets subject to the provisions of SFAS No. 142.

7. Notes Payable to Banks

At December 31, 2003 and 2002, the Company had conventional lines of credit with commercial banks of $75 million and $69 million, respectively. The lines of credit in use under these agreements at December 31, 2003 and 2002 amounted to $30 million and $39 million, respectively. Borrowings under these lines of credit constitute senior debt. Annual commitment fees of $71,000 are currently paid to the lending institutions to maintain these credit agreements.

The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 1.47% and 1.97% at December 31, 2003 and 2002, respectively.

8. Long-Term Debt

Long-term debt at December 31, 2003 and 2002 is summarized as follows (amounts in 000's):

		2003	2002
Equipment Obligations, Due Through—			
*9.19%	June 20, 2007	**$ 1,914**	$ —
6.50%	October 31, 2003	**—**	700
5.12%	December 11, 2008	**1,300**	—
4.89%	August 13, 2008	**7,350**	—
Mortgage Notes, Due Through—			
6.83%	December 20, 2005	**15,653**	16,463
Unsecured Notes Under a $72 million Credit Facility—			
**5.57%	December 1, 2005	**30,000**	30,000
2.17%	December 1, 2005	**6,000**	—
Total Obligations		**62,217**	47,163
Current Maturities		**1,574**	1,510
Non Current Portion		**$60,643**	$45,653

* This obligation relates to the Company's consolidation of a lease upon the adoption in 2003 of FASB Interpretation No. 46 (Note 4).

** In 2002, an interest rate swap agreement was entered into with a consortium of three banks. This agreement fixed the interest rate of this credit facility at 5.57% for the term of the agreement. The fair value of this agreement as of December 31, 2003 and 2002 was $(1.4) and $(1.9) million, respectively, and is included in Other Payables and accruals.

Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of $35,048 at December 31, 2003.

The aggregate amount of repayment requirements on long-term debt for the five years subsequent to 2003 are (amounts in 000's): 2004 – $1,574; 2005 – $51,532; 2006 – $782; 2007 – $2,735 and 2008 – $5,594.

At December 31, 2003 and 2002, the carrying value of the Company's long-term debt, excluding the fair value of the interest rate swap agreement disclosed separately above, approximated its fair value.

9. Federal Income Tax

The provision for federal income tax is summarized as follows (amounts in 000's):

	2003	2002	2001
Current provision	**$ 9,118**	$ 2,609	$ 5,956
Deferred provision (benefit)	**(2,162)**	2,828	3,526
Total	**$ 6,956**	$ 5,437	$ 9,482

The federal income tax provision for the years ended December 31, 2003, 2002 and 2001 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):

	2003	2002	2001
Federal income tax at statutory rate	**$10,581**	$ 9,009	$12,846
Tax effect of:			
Tax exempt interest and excludable dividend income	**(3,762)**	(3,925)	(3,672)
Other—net	**137**	353	308
Provision for federal income tax	**$ 6,956**	$ 5,437	$ 9,482

Significant components of the Company's net deferred federal income tax liability are summarized as follows (amounts in 000's):

	2003	2002
Deferred tax liabilities:		
Deferred insurance policy acquisition costs	**$27,592**	$30,851
Unrealized gain on marketable securities	**39,538**	25,590
Accelerated depreciation	**9,591**	8,596
Other	**3,605**	3,808
Sub-total	**80,326**	68,845
Deferred tax assets:		
Unearned insurance premiums	**23,028**	23,661
Pension expense	**636**	579
Insurance loss reserves	**4,377**	3,915
Other	**4,856**	5,048
Sub-total	**32,897**	33,203
Deferred federal income tax	**$47,429**	$35,642

For 2003, 2002 and 2001, $182, $1,570 and $861, respectively, of income tax benefits applicable to deductible compensation related to stock options exercised were credited to shareholders' equity.

10. Reinsurance

A reconciliation of direct to net premiums, on both a written and an earned basis, is as follows (amount in 000's):

	Written Premium		
2003	**P&C**	**Life & Other**	**Total**
Direct	**$614,471**	**$ 16,388**	**$630,859**
Assumed	**49,240**	**(7)**	**49,233**
Ceded	**(47,002)**	**(4,443)**	**(51,445)**
Net	**$616,709**	**$ 11,938**	**$628,647**

	Earned Premium		
2003	**P&C**	**Life & Other**	**Total**
Direct	**$607,160**	**$ 37,371**	**$644,531**
Assumed	**56,166**	**18**	**56,184**
Ceded	**(39,355)**	**(23,322)**	**(62,677)**
Net	**$623,971**	**$ 14,067**	**$638,038**

	Written Premium		
2002	P&C	Life & Other	Total
Direct	$525,188	$ 40,368	$565,556
Assumed	67,061	2,404	69,465
Ceded	(30,734)	(30,949)	(61,683)
Net	$561,515	$ 11,823	$573,338

	Earned Premium		
2002	P&C	Life & Other	Total
Direct	$516,532	$ 31,245	$547,777
Assumed	82,362	616	82,978
Ceded	(33,218)	(19,869)	(53,087)
Net	$565,676	$ 11,992	$577,668

	Written Premium		
2001	P&C	Life & Other	Total
Direct	$472,989	$ 37,171	$510,160
Assumed	84,864	4,025	88,889
Ceded	(34,748)	(25,313)	(60,061)
Net	$523,105	$ 15,883	$538,988

	Earned Premium		
2001	P&C	Life & Other	Total
Direct	$455,253	$ 23,968	$479,221
Assumed	70,428	1,150	71,578
Ceded	(28,462)	(14,104)	(42,566)
Net	$497,219	$ 11,014	$508,233

The amounts of recoveries pertaining to property and casualty reinsurance contracts that were deducted from losses incurred during 2003, 2002 and 2001 were (amounts in 000's): *$23,151, $10,317 and $16,146, respectively.*

THE MIDLAND COMPANY AND SUBSIDIARIES

11. Insurance Loss Reserves

Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

	2003	2002	2001
Balance at January 1	**$131,703**	$122,167	$111,742
Less reinsurance recoverables	**16,119**	19,309	16,720
Net balance at January 1	**115,584**	102,858	95,022
Incurred related to:			
Current year	**374,580**	343,600	291,502
Prior years	**12,031**	(8,371)	(4,179)
Total incurred	**386,611**	335,229	287,323
Paid related to:			
Current year	**281,731**	268,343	226,853
Prior years	**70,986**	54,160	52,634
Total paid	**352,717**	322,503	279,487
Net balance at December 31	**149,478**	115,584	102,858
Plus reinsurance recoverables	**20,453**	16,119	19,309
Balance at December 31	**$169,931**	$131,703	$122,167

	2003	2002	2001
Property and Casualty Gross Loss Reserves	**$169,931**	$131,703	$122,167
Life and Other Gross Loss Reserves	**12,147**	11,214	7,658
Outstanding Checks and Drafts	**22,755**	21,800	18,849
Consolidated Gross Loss Reserves	**$204,833**	$164,717	$148,674

Loss reserves, net of reinsurance, for Life and Other totaled $6.8 million, $6.3 million and $4.7 million at December 31, 2003, 2002 and 2001 respectively.

12. Benefit Plans

The Company has a qualified defined benefit pension plan which provides for the payment of annual benefits to participants upon retirement. Such benefits are based on years of service and the participant's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future. During 2000, the participants of the qualified pension plan were given a one-time election to opt out of the qualified pension plan and enroll in a qualified self-directed defined contribution retirement plan. All employees hired subsequent to that election are automatically enrolled in the qualified self-directed defined contribution retirement plan. The Company contributed $2.0 million, $1.8 million and $1.6 million to the qualified self-directed retirement plan for the years 2003, 2002 and 2001, respectively.

The Company has a qualified 401(k) savings plan and a funded non-qualified savings plan. The Company contributed (amounts in 000's) $960, $908 and $876 to the qualified 401(k) savings plan and $211, $182 and $225 to the non-qualified savings plan for the years 2003, 2002 and 2001, respectively.

The Company also has an unfunded non-qualified defined benefit pension plan.

The Company uses a measurement date of December 31 for its pension plans.

The following tables include amounts related to both the qualified and non-qualified pension plans (amounts in 000's except for percentages):

	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	**$21,638**	$17,889
Service cost	**757**	714
Interest cost	**1,455**	1,394
Actuarial loss	**696**	2,375
Benefits paid	**(830)**	(734)
Benefit obligation at end of year (accumulated benefit obligation of $19,031 and $17,455, respectively)	**$23,716**	$21,638
Change in plan assets:		
Fair value of plan assets at beginning of year	**$16,504**	$15,245
Actual return on plan assets	**2,455**	(1,580)
Employer contributions	**586**	3,573
Benefits paid	**(830)**	(734)
Fair value of plan assets at end of year	**$18,715**	$ 16,504
Funded status:		
Funded status at end of year	**$ (5,001)**	$ (5,134)
Unrecognized net actuarial loss	**4,756**	4,992
Unrecognized prior service cost	**364**	395
Unrecognized net transition obligation (asset)	**(72)**	(167)
Prepaid benefit cost	**$ 47**	$ 86
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid benefit cost	**$ 495**	$ 342
Accrued benefit cost	**(448)**	(256)
Additional minimum liability	**(168)**	(1,037)
Intangible asset	**7**	395
Accumulated other comprehensive income	**161**	642
Net amount recognized at end of year	**$ 47**	$ 86

	2003	2002	2001
Components of net periodic benefit cost:			
Service cost	**$ 757**	$ 714	$ 609
Interest cost	**1,455**	1,395	1,229
Expected return on assets	**(1,575)**	(1,503)	(1,244)
Amortization of:			
Transition asset	**(96)**	(96)	(95)
Prior service cost	**31**	31	32
Actuarial (gain)/loss	**53**	30	—
Net periodic benefit cost	**625**	571	531
Settlement credit	**—**	—	(813)
Total net periodic benefit cost (credit)	**$ 625**	$ 571	$ (282)

The assumptions used relative to the plans are evaluated annually and updated as necessary. The discount rate assumption is based on the Moody's AA rate. The expected long-term rate of return assumption was based on actuarial recommendations, economic conditions and the historical performance of the plan's investment portfolio over the past ten years.

	2003	2002	2001
Assumptions:			
Weighted average assumptions:			
For disclosure:			
Discount rate	**6.00%**	6.75%	7.25%
Rate of compensation increase	**4.00%**	4.25%	4.25%
For measuring net periodic pension cost:			
Discount rate	**6.75%**	7.25%	7.75%
Rate of compensation increase	**4.25%**	4.25%	4.25%
Expected return on plan assets	**8.00%**	9.40%	9.40%

Plan assets consist primarily of equity and fixed income securities managed by non-affiliated professional investment managers. No plan assets are invested in either real estate or the Company's stock. The following table reflects the asset allocations at fair value related to plan assets in 2003 and 2002:

	Weighted average asset allocation	
	2003	2002
Total equity securities	**62%**	39%
Total fixed income securities	**37%**	58%
Cash and cash equivalents	**1%**	3%
Total	**100%**	100%

The primary objective for the investment of plan assets is the preservation of capital with an emphasis on long-term growth without undue exposure to risk. Targeted allocations are 50% to 80% for equities and 20% to 50% for fixed income securities.

At December 31, 2003 and 2002, pension plans with a projected benefit obligation in excess of plan assets and an accumulated benefit obligation in excess of plan assets were as follows (in 000's):

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets	
	2003	2002
Qualified and non-qualified pension plans:		
Projected benefit obligation	**$23,716**	$21,638
Fair value of plan assets	**18,715**	16,504

	Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	
	2003	2002
Non-qualified pension plan:		
Accumulated benefit obligation	**$ 616**	$ 288
Fair value of plan assets	**—**	—

In 2003, the accumulated benefit obligation of the qualified defined benefit pension plan did not exceed the fair value of plan assets. As of December 31, 2002, the accumulated benefit obligation and fair value of plan assets for the qualified defined benefit pension plan was (amounts in 000's): $17,167 and $16,504, respectively.

The Company prepaid its required cash contribution of $0.6 million for the 2003 plan year in December 2003 and anticipates no further cash contributions until 2005. The Company's expected pension benefit payments, which reflect expected future service, for the next ten years are as follows (amounts in 000's): 2004 — $990; 2005 — $1,010; 2006 — $1,023; 2007 — $1,164; 2008 — $1,230; 2009 through 2013 — $7,360.

At December 31, 2003 and 2002, the Company's additional minimum pension liabilities were $0.2 million and $1.0 million, respectively. Related to these actuarily determined minimum pension liabilities, comprehensive income was reduced by $0.1 million and $0.4 million, net of deferred federal income taxes, at December 31, 2003 and 2002, respectively.

THE MIDLAND COMPANY AND SUBSIDIARIES

13. Stock Options and Award Plans

Midland's equity compensation plans include plans for restricted stock, performance shares and non-qualified stock options.

The Company implemented a restricted stock award program during 1993. Under this program, restricted grants of the Company's common stock will vest after a five-year incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the other rights of outstanding shares. In 2002, 325,000 shares were distributed under this program relating to the 1997 grant. At December 31, 2003, 202,000 restricted stock awards are outstanding which relate to the 1999 grant. The value of the awards is being charged to compensation expense over a five-year vesting period.

In 2000, the Company established a performance stock award program. Under this program, shares vest after a three-year performance measurement period and will only be awarded if pre-established performance levels have been achieved. Shares are awarded at no cost and the recipient must have been employed throughout the entire three-year performance period. In 2003, 28,000 shares were issued under this program, 26,000 shares have been earned and are scheduled for distribution in 2004, and a maximum of 72,000 and 92,000 shares could potentially be issued in 2005 and 2006, respectively, related to this program. The expected value of these awards is charged to compensation expense over the performance period.

Under the Company's stock option plans, all of the outstanding stock options at December 31, 2003 were non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. Of these stock options, 552,000 were exercisable at December 31, 2003, 215,000 options become exercisable in 2004, 154,000 options become exercisable in 2005, 107,000 options become exercisable in 2006 and 63,000 options become exercisable in 2007. A summary of stock option transactions follows:

	2003		2002		2001	
	(000's) Shares	**Wtd. Avg. Option Price**	(000's) Shares	Wtd. Avg. Option Price	(000's) Shares	Wtd. Avg. Option Price
Outstanding, beginning of year	**877**	**$14.85**	747	$12.83	766	$ 8.78
Exercised	**(60)**	**10.26**	(52)	10.24	(262)	4.72
Forfeited	**(17)**	**15.31**	(46)	16.65	(23)	13.85
Granted	**291**	**17.23**	228	20.78	266	16.60
Outstanding, end of year	**1,091**	**$15.73**	877	$14.85	747	$12.83
Exercisable, end of year	**552**	**$14.16**	417	$12.76	312	$11.24

Information regarding such outstanding options at December 31, 2003 follows:

Remaining Life	**Outstanding Options (000's)**	**Price**
One year	18	$ 8.46
Three years	18	6.32
Five years	48	13.05
Six years	286	11.38
Seven years	226	16.60
Eight years	207	20.78
Nine years	288	17.23
Total outstanding	1,091	
Weighted average price		$15.73

At December 31, 2003, options exercisable have exercise prices between $6.32 and $20.78 and an average contractual life of approximately 6.4 years.

At December 31, 2003, 1,963,000 common shares are authorized for future option award or stock grants.

14. Earnings Per Share

The following table is a reconciliation of the number of shares used to compute Basic and Diluted earnings per share. Share information has been adjusted for a 2 for 1 stock split effective July 17, 2002. No adjustments are necessary to the income used in the Basic or Diluted calculations for the years ended December 31, 2003, 2002 or 2001.

	Shares in 000's		
	2003	2002	2001
Shares used in basic EPS calculation (average shares outstanding)	**17,417**	17,323	17,282
Effect of dilutive stock options	**266**	252	229
Effect of dilutive restricted stock grants	**162**	147	384
Effect of dilutive performance stock awards	**92**	67	96
Shares used in diluted EPS calculation	**17,937**	17,789	17,991

15. Contingencies

Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, Management believes that the outcome of such matters will not have a material effect upon the Company's consolidated financial position, results of operations or cash flows. The Company also has credit exposure with customers, generally in the form of premiums receivable. Management monitors these exposures on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the customers, the Company cannot assure collections in full. Where appropriate, the Company has provided a reserve for such exposures.

16. Shareholder's Equity

The Company has 40,000,000 shares of common stock authorized for issuance without par value (stated value of $.042 a share). The Company also has 1,000,000 shares of preferred stock authorized, without par value, none of which have been issued.

In January 2001, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's common stock and 414,000 of these shares had been repurchased as of December 31, 2003.

The change in accumulated other comprehensive income was comprised of changes related to the unrealized gains and losses on investments, the fair value of interest rate swaps and additional minimum pension liability as follows (amounts in 000's):

	2003	2002	2001
Unrealized holding gains (losses) on securities arising during the period	**$28,205**	$(1,404)	$(11,358)
Reclassification adjustment: Impact of net realized loss (gain)	**(4,566)**	6,900	(2,023)
Income taxes on above	**1,598**	(2,117)	4,860
Change in unrealized gains (losses) on securities, net	**25,237**	3,379	(8,521)
Fair value of interest rate swaps	**511**	(1,945)	—
Income taxes on above	**(179)**	681	—
Change in interest rate swaps, net	**332**	(1,264)	—
Additional Pension Liability	**481**	(642)	—
Income Taxes	**(168)**	225	—
Change in additional pension liability, net	**313**	(417)	—
Net increase (decrease) in accumulated other comprehensive income	**$25,882**	$ 1,698	$ (8,521)

The insurance subsidiaries are subject to state regulations which limit by reference to statutory net income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid by the insurance subsidiaries in 2004 without regulatory approval total approximately (amounts in 000's): $32,426; such subsidiaries paid cash dividends of $5,000 in 2003, $8,900 in 2002 and $15,000 in 2001.

Net income as determined in accordance with statutory accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America, for the Company's insurance subsidiaries was (amounts in 000's): $34,518, $20,809 and $18,231 for 2003, 2002 and 2001, respectively. Statutory surplus was (amounts in 000's): $289,915 and $242,207 at December 31, 2003 and 2002, respectively.

17. Related Party Transactions

The Company has a commercial paper program under which qualified purchasers may invest in the short-term unsecured notes of Midland. Many of the investors in this program are executive officers and directors of the Company. Total commercial paper debt outstanding at December 31, 2003 and 2002 was $3.6 million and $4.2 million, respectively, of which $3.0 million and $3.8 million at those respective dates represented notes held either directly or indirectly by the executive officers and directors of the Company. The effective annual yield paid to all participants in this program was 1.0% as of December 31, 2003, a rate that is considered to be competitive with the market rate for similar instruments.

18. Subsequent Event

On February 5, 2004, the Company sold 1,150,000 shares of its common stock pursuant to an approved universal shelf registration statement previously filed with the Securities and Exchange Commission on October 21, 2003. The net proceeds derived from the sale of $25.1 million, will be used to increase the capital and surplus of the Company's insurance subsidiaries to fund future growth and for other general corporate purposes.

19. Industry Segments

The Company operates in several industries and Company management reviews operating results by several different classifications (e.g., product line, legal entity, distribution channel). Reportable segments are determined based upon revenues and/or operating profits and include manufactured housing insurance, all other insurance and transportation. Manufactured housing insurance includes primarily insurance similar to homeowners insurance for manufactured houses. All other insurance includes various personal lines such as site-built dwelling, collateral protection, motorcycle and watercraft insurance, as well as physical damage commercial lines such as manufactured housing park and dealer insurance. The Company writes insurance throughout the United States with larger concentrations in the southern and southeastern states. Transportation includes barge chartering and freight brokerage operations primarily on the lower Mississippi River and its tributaries.

THE MIDLAND COMPANY AND SUBSIDIARIES

Listed below is financial information required to be reported for each industry segment. Certain amounts are allocated and certain amounts are not allocated (e.g., assets and investment gains) to each segment for management review. Operating segment information based upon how it is reviewed by the Company is as follows for the years ended December 31, 2003, 2002 and 2001 (amounts in 000's):

	Manufactured Housing Insurance	Other Insurance	Unallocated Insurance Amounts	Transportation	Corporate and All Other	Intersegment Elimination	Total
2003							
Revenues—External customers	**$329,144**	**$322,984**		**$28,240**	**$ 143**		**$ 680,511**
Net investment income	**18,285**	**14,716**	**$ 185**	**2**	**138**	**$ (216)**	**33,110**
Net realized investment gains	**n/a**	**n/a**	**4,566**				**4,566**
Interest expense	**n/a**	**n/a**	**2,124**	**423**	**1,952**	**(757)**	**3,742**
Depreciation and amortization	**3,224**	**3,164**		**2,224**	**1,130**		**9,742**
Income before taxes	**38,926**	**(7,669)**	**626**	**1,270**	**(2,921)**		**30,232**
Income tax expense	**n/a**	**n/a**	**7,835**	**455**	**(1,334)**		**6,956**
Acquisition of fixed assets	**n/a**	**n/a**	**5,355**	**9,644**	**20**		**15,019**
Identifiable assets	**n/a**	**n/a**	**1,106,541**	**30,990**	**66,069**	**(24,095)**	**1,179,505**
2002							
Revenues—External customers	$329,402	$261,958		$23,285	$ 374		$ 615,019
Net investment income	19,457	15,803	$ 485	25	134	$ (315)	35,589
Net realized investment gains (losses)	n/a	n/a	(6,900)				(6,900)
Interest expense	n/a	n/a	2,124	215	2,479	(969)	3,849
Depreciation and amortization	3,093	2,462		1,627	1,125		8,307
Income before taxes	21,048	13,612	(7,541)	464	(1,842)		25,741
Income tax expense	n/a	n/a	5,939	168	(670)		5,437
Change in accounting principle		(1,463)					(1,463)
Acquisition of fixed assets	n/a	n/a	10,598		69		10,667
Identifiable assets	n/a	n/a	1,021,572	22,469	63,425	(16,792)	1,090,674
2001							
Revenues—External customers	$321,887	$199,229		$34,826	$ 291		$ 556,233
Net investment income	20,562	14,042	$ 7	5	193	$ (814)	33,995
Net realized investment gains	n/a	n/a	2,023				2,023
Interest expense	n/a	n/a	2,081	260	3,580	(1,553)	4,368
Depreciation and amortization	2,274	1,409	590	2,304	1,747		8,324
Income before taxes	29,758	8,010	910	1,673	(3,647)		36,704
Income tax expense	n/a	n/a	10,205	594	(1,317)		9,482
Acquisition of fixed assets	n/a	n/a	9,515	12	208		9,735
Identifiable assets	n/a	n/a	987,149	24,952	56,670	(14,829)	1,053,942

The amounts shown for manufactured housing insurance, other insurance and unallocated insurance comprise the consolidated amounts for Midland's insurance operations subsidiary, American Modern Insurance Group, Inc. Intersegment revenues were not significant for 2003, 2002 or 2001.

In September 2001, American Modern announced that it was exiting the commercial liability line of coverages that have been provided to manufactured home parks and dealerships. The commercial liability coverages are included as part of the Other Insurance Segment. The net earned premium related to the commercial liability was (amounts in 000's): $197, $11,290 and $17,587 for 2003, 2002 and 2001, respectively.

No single customer contributed in excess of 10% of consolidated revenues in 2003. In 2002 and 2001, revenues from one customer, GreenTree, which exceeded 10% of consolidated revenues, amounted to (amounts in 000's): $78,643 and $80,674, respectively.

Independent Auditor's Report

THE MIDLAND COMPANY AND SUBSIDIARIES

Deloitte.

Cincinnati, Ohio

To the Shareholders of The Midland Company:

We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6, the Company adopted Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

Deloitte & Touche LLP

February 24, 2004

Management's Report

To the Shareholders of The Midland Company:

The consolidated financial statements and accompanying notes of The Midland Company and its subsidiaries are the responsibility of the Company's management, and have been prepared in conformity with accounting principles generally accepted in the United States of America. They necessarily include amounts that are based on management's best estimates and judgments. Other financial information contained in this annual report is presented on a basis consistent with the financial statements.

In order to maintain the integrity, objectivity and fairness of data in these financial statements, the Company has developed and maintains comprehensive internal control which is supplemented by a program of internal audits. Management believes that the Company's internal control is adequate to provide reasonable, but not absolute, assurance that assets are safeguarded and the objectives of accuracy and fair presentation of financial data are met in all material respects.

The financial statements have been audited by Deloitte & Touche LLP, Independent Auditors, in accordance with auditing standards generally accepted in the United States of America, including sufficient tests of the accounting records to enable them to express an informed opinion as to whether the financial statements, considered in their entirety, present fairly the Company's financial position and results of operations in conformity with generally accepted accounting principles. Deloitte & Touche LLP reviews the results of its audit both with management and with the Audit Committee.

The Audit Committee, comprised entirely of outside Directors, meets periodically with management, internal auditors and independent auditors (separately and jointly) to assure that each is fulfilling its responsibilities.

John W. Hayden
President and
Chief Executive Officer

John I. VonLehman
Executive Vice President,
Chief Financial Officer
and Secretary

Quarterly Data (unaudited)

THE MIDLAND COMPANY AND SUBSIDIARIES

(Amounts in thousands, except per share data)	2003 First Quarter	2003 Second Quarter	2003 Third Quarter	2003 Fourth Quarter	2002 First Quarter	2002 Second Quarter	2002 Third Quarter	2002 Fourth Quarter
Revenues [a]	$169,288	$178,642	$184,222	$186,035	$154,055	$157,460	$160,476	$171,717
Net income (loss)	$ 10,049	$ (1,017)	$ 4,289	$ 9,955	$ 7,857	$ 5,902	$ (2,615)	$ 7,697
Basic earnings (loss) per common share	$ .58	$ (.06)	$ .25	$ .57	$ .45	$ .35	$ (.15)	$ .44
Diluted earnings (loss) per common share	$ .56	$ (.06)	$ .23	$ .56	$ .45	$ .33	$ (.15)	$ .43
Dividends per common share	$ .0475	$ .0475	$ .0475	$ .0475	$ .04375	$ .04375	$ .04375	$ .04375
Price range of common stock (Nasdaq): High	$ 20.30	$ 23.70	$ 24.30	$ 23.62	$ 22.05	$ 25.38	$ 25.17	$ 20.00
Low	$ 16.20	$ 17.17	$ 20.57	$ 20.30	$ 19.55	$ 20.63	$ 15.65	$ 15.40

(a) Prior year amounts have been reclassified to conform with current year presentation.

Other Information

TRANSFER AGENT AND REGISTRAR
National City Bank
Shareholder Services
P.O. Box 92301
Cleveland, Ohio 44193-0900
1-800-622-6757
shareholder.inquiries@nationalcity.com
or
http://www.nationalcitystocktransfer.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
250 East Fifth Street
Cincinnati, Ohio 45202

SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 8, 2004 at the Company's offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

MARKET FOR REGISTRANT'S COMMON STOCK
The Midland Company Common Stock is traded on the NASDAQ National Market System. The symbol is MLAN.

DIVIDEND REINVESTMENT PLAN
The Plan provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from National City Bank (1-800-622-6757).

FORM 10-K
A copy of the Company's 2003 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained free of charge by writing to the Company – Attention: Chief Financial Officer or from the Company's website www.midlandcompany.com.

FINANCIAL INFORMATION
For financial information visit us on the internet at www.nasdaq.com
or www.midlandcompany.com

Officers and Directors

THE MIDLAND COMPANY AND SUBSIDIARIES

BOARD OF DIRECTORS

James E. Bushman (a) (b) (c)
President and Chief Executive Officer
Cast-Fab Technologies, Inc.

James H. Carey (a) (b) (e)
Corporate Director/Advisor

Michael J. Conaton (c)
Formerly President and Vice Chairman of the Company

Jerry A. Grundhofer (d)
President and Chief Executive Officer
US Bancorp

J. P. Hayden, Jr. (c)
Chairman of the Executive Committee of the Board,
Formerly Chairman and Chief Executive Officer
of the Company

J. P. Hayden III (c)
Chairman and Chief Operating Officer

John W. Hayden (c)
President and Chief Executive Officer

Robert W. Hayden
Formerly Vice President of the Company

William T. Hayden (d)
Partner-Katz, Teller, Brant & Hild

William J. Keating , Jr. (b) (e)
Partner-Keating, Muething & Klekamp

John R. LaBar
Formerly Vice President and Secretary of the Company

Richard M. Norman (a)
Vice President for Finance and Business Services,
Treasurer of Miami University, Ohio

David B. O'Maley (d)
Chairman, President and Chief Executive Officer
Ohio National Financial Services

John M. O'Mara (b) (c) (e)
Corporate Director/Financial Consultant

Glenn E. Schembechler (a)
Professor Emeritus University of Michigan

Francis Marie Thrailkill, OSU Ed.D. (d)
President-College of Mount St. Joseph

John I. Von Lehman
Executive Vice President,
Chief Financial Officer and Secretary

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Executive Committee
(d) Member of Governance Committee
(e) Member of Nominating Committee

OFFICERS

J. P. Hayden III
Chairman and Chief Operating Officer

John W. Hayden
President and Chief Executive Officer

John I. Von Lehman
Executive Vice President,
Chief Financial Officer and Secretary

Paul T. Brizzolara
Executive Vice President,
Chief Legal Officer and
Assistant Secretary

Paul F. Gelter
Vice President

Elisabeth E. Baldock
Vice President

W. Todd Gray
Treasurer

Michael L. Flowers
Vice President and Assistant Secretary

Mark E. Burke
Director of Taxation

Alisa E. Poe
Assistant Vice President

Ronald L. Gramke
Assistant Treasurer

Edward J. Heskamp
Assistant Treasurer

Mary Ann C. Pettit
Assistant Secretary




MIDLAND

The Midland Company
7000 Midland Boulevard
P.O. Box 1256
Cincinnati, Ohio 45201-1256
Phone (513) 943-7100
www.midlandcompany.com